SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________

                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003      Commission File Number 0-23464


                                HUMMINGBIRD LTD.
             (Exact name of Registrant as specified in its charter)

Canada                                    7372                   Not Applicable
(Province or other Jurisdiction   (Primary Standard Industrial  (I.R.S. Employer
of Incorporation or Organization)   Classification Code         Identification
                                         Number)                     No.)


                                 1 Sparks Avenue
                            Toronto, Ontario, Canada
                                     M2H 2W1
                                 (416) 496-2200
   (Address and telephone number of Registrants' principal executive offices)

                              Hummingbird USA Inc.
                              480 San Antonio Road
                                    Suite 100
                         Mountain View, California 94040
                                 (650) 917-7300
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class:                  Name of each exchange on which registered:
--------------------                  -----------------------------------------
Common Shares, No Par Value           The Toronto Stock Exchange
                                      The Nasdaq Stock Market

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form              [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

                   The Registrant had 17,544,953 Common Shares
                      outstanding as at September 30, 2003

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").

         If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

               Yes___     82-____                         No  __X__

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

               Yes  __X__                                 No ____

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:        Annual Information Form for the year ended
                       September 30, 2003.

Document No. 2:        Audited Consolidated Financial Statements for the
                       financial year ended September 30, 2003, prepared in accordance with United States generally accepted accounting principles.

Document No. 3:        Management's Discussion and Analysis of Financial
                       Condition and Results of Operations for the year ended
                       September 30, 2003, prepared in accordance with United States generally accepted accounting principles.

Document No. 1

                                HUMMINGBIRD LTD.




                            ANNUAL INFORMATION FORM




                           For the fiscal year ended
                               September 30, 2003



                               February 17, 2004

TABLE OF CONTENTS
   1. CORPORATE STRUCTURE_________________________________________________________________________________________3
     1.1.    Name and Incorporation_______________________________________________________________________________3
     1.2. Intercorporate Relationships____________________________________________________________________________3
   2.GENERAL DEVELOPMENT OF THE
     BUSINESS_____________________________________________________________________________________________________4
     2.1 Enterprise Content Management Industry
     Background___________________________________________________________________________________________________4
        2.1.1 Document Management
        (DM)______________________________________________________________________________________________________5
        2.1.2 Records Management
        (RM)______________________________________________________________________________________________________6
        2.1.3 Knowledge Management
        (KM)______________________________________________________________________________________________________6
        2.1.4 Collaboration_______________________________________________________________________________________6
        2.1.5 Business Intelligence (BI) and Extraction, Transformation and
        Loading (ETL)_____________________________________________________________________________________________6
        2.1.6 Portal______________________________________________________________________________________________7
     2.2 Connectivity Industry Background_________________________________________________________________________7
        2.2.1 X Window and X Servers______________________________________________________________________________7
     2.3 Acquisitions and Dispositions____________________________________________________________________________8
   3. DESCRIPTION OF THE BUSINESS_________________________________________________________________________________9
     3.1  General_________________________________________________________________________________________________9
     3.2     Company Strategy____________________________________________________________________________________10
     3.3  Products_______________________________________________________________________________________________11
     3.4     Professional Services and Training__________________________________________________________________14
     3.5     Sales and Marketing_________________________________________________________________________________14
     3.6     Research and Development____________________________________________________________________________15
     3.7     Intellectual Property_______________________________________________________________________________16
     3.8     Employees___________________________________________________________________________________________17
     3.9     Facilities__________________________________________________________________________________________17
     3.10 Legal Proceedings______________________________________________________________________________________17
     3.11 Trademarks_____________________________________________________________________________________________17
     3.12 Competition____________________________________________________________________________________________18
   4.SELECTED CONSOLIDATED FINANCIAL INFORMATION_________________________________________________________________19
     Income Statement Data_______________________________________________________________________________________19
     Balance Sheet Data__________________________________________________________________________________________19
     Quarterly Results___________________________________________________________________________________________20
     Income Statement Data_______________________________________________________________________________________21
     Balance Sheet Data__________________________________________________________________________________________21
     Quarterly Results (unaudited)_______________________________________________________________________________22
     Dividends___________________________________________________________________________________________________22
     Description of Capital Structure____________________________________________________________________________22

5.   Management's Discussion and Analysis________________________________________________________________________23

6.   Market for Securities_______________________________________________________________________________________23

7.   Directors and Executive Officers____________________________________________________________________________23

8.   Additional Information______________________________________________________________________________________26

9.   Right of First Refusal______________________________________________________________________________________26

Glossary of Technical Terms______________________________________________________________________________________27


Certain terms used in this Annual Information Form are defined in the Glossary of Technical Terms. Unless otherwise noted, all amounts are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

The information given herein is as at September 30, 2003, unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual information form and the documents incorporated by reference herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily made based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on our behalf.

In particular, the words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions are intended to identify forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of forward-looking statements included or incorporated by reference in this annual information form should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) reductions in spending on information technology as a result of adverse economic conditions; (ii) fluctuations in the Company's quarterly operating results; (iii) the length and unpredictability of the Company's sales and implementation cycles; (iv) the Company's ability to successfully integrate recent or subsequent acquisitions;
(v) competition in the Company's industry; (vi) reductions in revenues associated with the Company's connectivity products; (vii) the Company's ability to enhance its current products and develop new products at competitive prices or in a timely manner; (viii) the Company's ability to develop products that are compatible with existing software, hardware and systems; (ix) the concentration of the Company's customers in a small number of industries; (x) undetected errors in the Company's software; (xi) the Company's ability to access required technology; (xii) the Company's ability to protect its proprietary rights and proprietary technology; (xiii) third-party claims for infringement of intellectual property rights by the Company; (xiv) foreign exchange risks; (xv) risks associated with the Company's foreign operations;
(xvi) reductions in spending on information technology as a result of adverse economic conditions; (xvii) the development of new technology or standards that render the Company's technology obsolete; and (xviii) dependence on key personnel. The Company cautions that the foregoing list is not exhaustive. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this annual information form or to reflect the occurrence of unanticipated events, except as required by law.

1. CORPORATE STRUCTURE

     1.1. Name and Incorporation

Hummingbird Ltd. ("Hummingbird" or the "Company") was incorporated under the Canada Business Corporations Act on September 27, 1984 as 135748 Canada Inc. Its corporate name was changed to Voiceterm Inc. on December 12, 1984, to Hummingbird Communications Ltd. on February 20, 1985, and to Hummingbird Ltd. on March 31, 2000. On June 4, 1985, the articles of the Company were amended to convert all outstanding Class A Shares into Common Shares and to cancel all authorized and unissued Class B Shares. On September 3, 1985, the Company was amalgamated with 141881 Canada Limited and continued under the name Hummingbird Communications Ltd. On January 13, 1987, the articles were amended to create an unlimited number of Special Shares, an unlimited number of Preferred Shares issuable in series and Redeemable Retractable Preferred Shares Series A. On March 10, 1993, the articles were further amended to create Redeemable Retractable Preferred Shares Series B and on July 9, 1993 and July 30, 1993, the articles were further amended to provide for articles appropriate for a public company and to subdivide the issued and outstanding Common Shares and Special Shares. On April 1, 1998, the Company was amalgamated with Andyne Computing Limited under the name Hummingbird Communications Ltd. On October 1, 1999, the Company was amalgamated with PC DOCS Group International Inc., PC DOCS Group Canada Inc. and Fulcrum Technologies, Inc. under the name Hummingbird Communications Ltd. On March 31, 2000, the Company changed its name to Hummingbird Ltd. On October 1, 2000, the Company was amalgamated with 3137163 Canada Inc. (Leonard's Logic Canada) under the name Hummingbird Ltd.

     1.2. Intercorporate Relationships

                             [FLOW CHART OMITTED]

2. GENERAL DEVELOPMENT OF THE BUSINESS


The Company is a leading global provider of enterprise software solutions. The Company's enterprise content management (ECM) solutions fall into two principal product families: (i) Hummingbird Enterprise (formerly known as Enterprise Information Portal Solutions), and (ii) Hummingbird Connectivity (formerly known as Host Access and Network Connectivity). The Company's flagship offering, Hummingbird Enterprise, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to capture, create, access, share, find, analyze, protect and publish data, and efficiently manage all consent from a single point of access and administration. Hummingbird Connectivity is the Company's market leading host access product suite that includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments.

The Company was founded in 1984 as a consulting firm that designed voice-data integration and micro-to-mainframe communication products. In 1989, the Company entered the PC-X server market with its first product, the DOS-based HCL-Exceed. In January 1991, the Company introduced its Windows-based product, HCL-Exceed/W, and by the end of 1991, the Company had established itself as the market share leader among PC-X server software vendors. Since 1991, the Company has continued to enhance the Exceed product line, introducing new Exceed products for all PC operating systems, and developing many other features and functions. Exceed is part of the Hummingbird Connectivity suite today.

2.1 Enterprise Content Management Industry Background

Information is among the most valuable assets of any organization. An organization's ability to efficiently manage and utilize the vast quantities of data generated through everyday processes, transactions and events can create a competitive advantage. However, the rapid growth of unstructured data has resulted in disparate repositories of data throughout organizations.

By effectively combining the many disparate systems across an enterprise, enterprise content management solutions allow users the ability to capture, create, access, manage, share, find, analyze, protect and publish data, enabling users to make better, more informed business decisions. In an effort to automate and streamline the management of data, organizations have sought the complimentary functionality provided by collaboration, knowledge management, records management, business intelligence applications and portal, thereby creating the need for solutions that can integrate these functionalities in a unified, seamless platform. Unlike standalone applications, unified and integrated ECM solutions enable organizations to lower their cost of deployment and administration. The seamless interconnectivity, rapid deployment and high return on investment that these integrated solutions can provide have also driven organizations to make enterprise content management an important element of their overall business strategies.

Corporate scandals, threats of terrorism, and increasingly stringent reporting requirements have created an immediate need for solutions that help organizations to comply with new regulations such as the Sarbanes-Oxley Act of 2002 as well as other regulations that require corporate control over internal resources. These new rules have driven substantial growth in enterprise content management solutions, as organizations are required to manage data in a manner that allows them to meet regulatory requirements.

Giga Research, a wholly owned subsidiary of Forrester Research, Inc. estimates that the enterprise content management market segment will grow from $1.5 billion in 2002 to $3.3 billion in 2006, representing a compound annual growth rate of 22.4%.

The Company anticipated a trend towards customer demand for an integrated ECM offering, and expects to continue to capitalize on this trend by providing integrated enterprise software solutions. The Company was the first to market with an integrated suite of content management applications branded as Hummingbird Enterprise. This suite is designed to support end-to-end content life cycle management that includes capturing, creating, accessing, managing, sharing, finding, analyzing, protecting and publishing content as part of an integrated process.

2.1.1 Document Management (DM)

Structured data, such as sales records, inventory data or accounting and billing information, is typically stored in tables in traditional database management systems. Unstructured data, such as word processing, spreadsheet, CAD drawings, image, graphics and multimedia files, is produced by a myriad of desktop and professional applications. Unstructured data typically exists in hard copy as well as in a multitude of electronic data types and file formats, and is believed to comprise approximately 80% of the content in the average enterprise. In a typical corporate environment, unstructured electronic documents are created, modified, distributed and stored using multiple software systems which run on a variety of different platforms that may be geographically dispersed, with little compatibility or data sharing capability between systems.

Over the last 10 years, the Internet has emerged as an increasingly important medium for business. Internet technologies are having a significant influence on the configuration of network computing environments as organizations are increasingly adopting private "intranets" and "extranets", based on Internet data formats and communications technologies to connect geographically dispersed networks and information repositories and communicate with customers and partners 24x7 from anywhere in the world.

The proliferation of relational database management systems (RDBMS) enabled the effective management of much of the structured data within large organizations. However, these systems are not designed to manage the complexity and variety of unstructured data. As a result, individuals are spending a disproportionate amount of their time locating, assembling, processing and duplicating data rather than engaging in more productive activities. In addition, today's PC users often work in collaborative teams that are geographically dispersed, creating additional opportunities for errors to occur.

Enterprise Document Management (EDM) technologies emerged in order to resolve these problems. EDM systems provide a means to store, easily locate and retrieve document-based information throughout the document lifecycle. An effective document management system must be able to operate in a heterogeneous computing environment, permit users to collaborate and contribute information across enterprise and geographic boundaries and be flexible enough to adapt to emerging hardware and software platforms, including the Internet and intranets. In addition, the ability to create libraries for secure document access and retrieval based on a variety of criteria, to maintain a record of user activity and to control multiple document versions is essential. While a number of technology suppliers have developed proprietary software systems to address these challenges, many of these solutions serve only single applications (for example, word processing) and individual environments (for example, a single network operating system) and therefore do not address enterprise-wide concerns. Over the last couple of years the enterprise document management technologies became part of the broader enterprise content management (ECM) market.

Enterprise Content Management (ECM) technologies extend the management of documents to include any type of content, from scanned invoices, email, presentations, and collaboration projects to video and instant messaging.

Acquired through the purchase of PC DOCS Group International, Inc. in 1999, the Company's document management technology was formerly known as the DOCS family of products, including DOCS Open, CyberDOCS, PowerDOCS, and DOCSFusion. This product family was renamed Hummingbird DM as part of a comprehensive re-branding initiative undertaken by the Company in February 2002.

Hummingbird DM facilitates the capture, management, sharing, and protection of corporate content resources. User queries are easily executed across global DM repositories, enabling users to find and control documents and easily distribute them for review, collaboration, and publication with project teams inside and outside the traditional corporate landscape. From electronic documents, e-mails, and multimedia to paper, forms, and records, the complex variety of digital file types demands a secure, flexible environment that enables users to easily catalog, find, and share information - a demand met by Hummingbird DM.

Hummingbird DM companion solutions provide imaging, workflow, Web publishing, and engineering file management capabilities, seamlessly integrated into Hummingbird Document and Records Management interfaces to increase productivity and enhance workgroup cooperation. Hummingbird DM Extension for AutoCAD provides a link between AutoCAD and Hummingbird DM, allowing organizations to manage engineering drawings while strategically incorporating them into enterprise content repositories. Hummingbird DM WorkFlow delivers content routing features enabling users to define, automate, and manage the tasks associated with document creation and review. Hummingbird Imaging transforms paper-based documents into digital knowledge assets through capture, markup, and OCR capabilities, enabling access and storage of paper-based and electronic documents in a consolidated repository. Hummingbird Web Publishing is a template-driven solution for creating and maintaining corporate Web sites, automatically transforming content into HTML or XML from external file systems and Hummingbird DM repositories.

2.1.2 Records Management (RM)

Records Management (RM) is a wide-ranging discipline that extends the functionality of content/document management systems to enable the management and categorization of electronic records. RM includes features that govern the filing, movement and disposal of enterprise records that are instrumental in managing the entire lifecycle of enterprise content. Hummingbird's core records management product is Hummingbird RM.

2.1.3 Knowledge Management (KM)

Knowledge Management (KM) software builds a comprehensive index of all terms that appear in documents, which can then be searched in their original format for relevant information. Unlike traditional database management systems, KM software does not require information to be rigorously structured before it is stored and later accessed. KM technology provides an effective mechanism for retrieving documents based on their content without needing to know where specifically on an organization's networks they may be physically stored.

Hummingbird's core knowledge management product is Hummingbird KM. Acquired through the purchase of PC DOCS Group International Inc. in 1999, the technology was formerly known as the Fulcrum family of products, specifically SearchServer and Knowledge Server.

2.1.4 Collaboration

As awareness of the value of enterprise knowledge increases, organizations are becoming increasingly interested in capturing information that resides outside traditional systems. This problem has been compounded by the fact that workers are increasingly decentralized and mobile. Collaboration software captures the interactions between groups of users, in the context of the projects to which they relate, so that the information revealed in their exchanges can be leveraged in subsequent activities. Hummingbird's core collaboration product is Hummingbird Collaboration. Acquired with the purchase of PeopleDoc Limited in 2001, the technology was previously known as PD Accord.

2.1.5 Business Intelligence (BI) and Extraction, Transformation and Loading
(ETL)

Companies today recognize that in order to remain competitive they require solutions that leverage their data assets. The data integration and reporting market, sometimes also referred to as the "data analysis market" encompasses three main areas: data warehousing (framing and unifying multiple data sources in a coherent information repository), data exchange (transforming and exchanging information between disparate enterprise applications to achieve consistency between operational systems), and query and reporting (user-driven multidimensional querying, reporting, manipulating and exploring data to discover and analyze trends and patterns).

The demand for data integration and reporting technologies has surged in recent times, driven by the general business climate of increased competition. Companies in nearly every industry are looking to improve their time-to-market, customer services, and operational processes by utilizing more effectively and quickly the vast amounts of data they acquired and invested in. In essence, data integration and reporting software allows companies to transform information into knowledge, enabling fast and informed business decisions. In addition, there is an ongoing trend toward decisions being made at lower levels of many organizations. Data integration and reporting software equips employees at all organizational levels with decision-support tools that reduce training time and that are tailored to their environments.

The Company's core business intelligence product is Hummingbird BI. Acquired with the purchase of Andyne Computing Limited in 1998, the technology was formerly known as the BI/Suite family of products. The Company's core data integration product is Hummingbird ETL. Acquired with the purchase of Leonard's Logic, SA in 1999, the technology was formerly known as Genio.

2.1.6 Portal

Hummingbird Portal is the Company's portal offering in the enterprise content management marketplace. Recent and future enhancements of Hummingbird Portal are focused on increasing the extent of integration between the framework and the Company's content/document management, knowledge management, collaboration, business intelligence and extract, transform and load (ETL) solutions. The Company maintains an open metadata strategy and publishes XML-based application programming interfaces (APIs) for integrating additional applications into the Hummingbird Portal environment. Through this integrated approach, the products that form the Hummingbird Enterprise suite provide access to all business-critical information and resources, transforming information into intelligence.

During fiscal 2000 and 2001 the Company's go-to-market strategy was to lead primarily with its enterprise portal offering. As the market evolved, however, the Company's other information management technologies have proven to be significant competitive differentiators. Accordingly, in February 2002, the Company launched a new brand identity that streamlined its product naming conventions and emphasized its full range of technologies in a more balanced approach. The Hummingbird Portal technology was formerly known as Hummingbird EIP.

2.2 Connectivity Industry Background

Connectivity solutions provide desktop users with access to mission critical back office applications on legacy systems. They enable organizations to increase operational efficiencies by providing transparency between various software platforms on which files are created and maintained throughout an organization. Because of the importance of linking internal organizations, connectivity solutions are considered part of the foundation of most organizations' systems. The connectivity market includes host access, traditional (PC to host) client, and Web to host client access products. The Company believes that periodic desktop and software upgrades, as well as growth in the number of end-users, will continue to support demand for the connectivity market in the future.

Hummingbird Connectivity (formerly known as Host Access and Network Connectivity) includes the Company's traditional applications for accessing back-office UNIX, AS/400 and mainframe applications from Windows desktops and the Web. A renaming of these product families occurred in February 2002 as part of a comprehensive re-branding initiative that was undertaken by the Company.

2.2.1 X Window and X Servers

During the 1990s the X Window system grew in popularity largely due to the increased deployment of the UNIX operating system in client/server environments. Although X Window was designed as a universal network-based graphics and windowing system and is commonly used for applications running on Digital VMS, IBM mainframe and other operating systems, its most significant application is in UNIX environments. X Window has assisted in the expansion of the UNIX market by providing an industry-standard network windowing solution for UNIX, utilizing an intuitive graphical user interface. The X Window protocol is currently at version X11R6.6. "Broadway" is an extension the X protocol, which allows Broadway-enabled browsers and companion X servers to provide remote access to interactive Windows and UNIX applications over the Internet.

Today, virtually all UNIX systems are shipped with X Window bundled in. PC X server software was introduced in 1988 to enable PCs to display X Window applications. PC X server software became accepted as an attractive means of enabling PC users to obtain access to X applications on a network, while still permitting local desktop DOS or Windows application processing. With the proliferation of more powerful Pentium-based PCs, PC X server software has evolved to deliver higher performance at significantly lower incremental cost.

PC-X servers evolved to become a vital component of PC networking, offering a wide variety of connectivity and administrative features. The functionality of PC-X server products increased significantly as user requirements became more sophisticated. Today, PC-X server products deliver a highly functional suite of networking utilities and services, including file and print services, various terminal emulations, security tools, network management abilities, and other integrated applications. A PC running PC-X server software can simultaneously display multiple X applications and local PC applications in separate windows, enabling the user to copy and paste data, text and graphics from one window to another. This allows the transfer of information among otherwise incompatible computer environments. Since the graphical user interfaces of Windows and OSF/Motif, the most commonly used window manager in the X Window environment, are similar in look and feel, users can switch easily from Windows applications to X applications.

The Company believes that the historical growth in the PC-X server market is attributable primarily to the large installed base of PCs networked via the TCP/IP protocol. TCP/IP is the most commonly used protocol both for open inter-connectivity among disparate networks and for X Windows networking. Over the years, the proliferation of UNIX workstations and the increased number of X-compliant applications also drove the growth in the PC-X server market; however, since a PC running PC-X server software can simultaneously display multiple X applications these drivers have diminished in importance. Going forward, demand for X Windows applications is being driven primarily by increases in the number of end-users using the applications.

According to International Data Corporation (IDC), the PC-X server market in 1999 was valued at US $124.4 million. IDC estimated that the Company's flagship connectivity product, Exceed(TM) held over 71% of the worldwide PC-X server market. The Company has been the market share leader since 1991. According to IDC, in 1999, the Company's closest competitor had a 20% share of the market. IDC discontinued its coverage of the PC X server market in 2000 and thus, market size figures have not been available for the last three years. However, the Company believes that its market share remains relatively consistent with the IDC figures reported above.

There can be no assurance that the Company's market share will remain at this level in the future.

2.3 Acquisitions and Dispositions

As part of the Company's strategy to expand its product offerings, in 1995 the Company acquired Beame & Whiteside Software, Inc. (a Delaware corporation), a developer of NFS products, and re-launched these products under the NFS Maestro brand. In 1997 the Company acquired from McGill University and PolarSoft Inc. all rights to their product, HostExplorer TN3270 and TN5250 terminal emulation. The Company has continued to develop these acquired technologies, releasing numerous upgrades and enhancements to both the NFS Maestro and HostExplorer product lines. These products are part of the Hummingbird Connectivity suite today.

In 1998, the Company acquired Andyne Computing Limited (an Ontario corporation), which developed, marketed and supported a line of business intelligence software. Andyne's integrated decision support products included Andyne GQL, GQL Reports and PaBLO. These products exploited client/server computing technology to provide powerful access and analysis by end users of database information stored on server computers. During the second and third quarters of 1998, the Company upgraded these products and introduced its first business intelligence product offering based on those core products: BI/Broker, BI/Query, BI/Web, and BI/Analyze. In 1999 the Company began selling these products as an integrated suite called BI/Suite, and continues to maintain and enhance this integrated business intelligence solution. In February 2002, BI/Suitewas renamed Hummingbird BI and is part of the Hummingbird Enterprise family of products.

In April 1998 the Company acquired the Germany-based software consulting and distribution company, Datenrevision. The privately held company specialized in software consulting in the areas of client/server development and data warehousing projects. The Company sold its Datenrevision subsidiary to gedas GmbH of Germany, effective September 1, 1999.

In March 1999, the Company acquired Leonard's Logic, SA, a France-based software company which made Genio, a data transformation and exchange tool that facilitates the flow of information through corporate decision support systems, including data marts, data warehouses and OLAP (on-line analytical processing) environments. Leonard's Logic is based in Paris, France, and has offices in Europe and North America. The Genio product was renamed

Hummingbird ETL in February 2002 and is part of the Hummingbird Enterprise family of products.

In June 1999, the Company acquired PC DOCS Group International Inc., a publicly traded Ontario corporation. PC DOCS developed, marketed and supported object-oriented client/server and Web Document Management and Knowledge Management systems for unstructured data. The Company has continued to enhance these product lines, and currently markets them as part of the Hummingbird Enterprise suite known as Hummingbird DM and Hummingbird KM. The Company is also working to integrate this and other acquired technologies with the Company's internally developed portal framework to develop comprehensive software solutions for the management of all forms of structured and unstructured data. The Company launched the first solution in this area, Hummingbird EIP (now known as Hummingbird Portal), designed to provide customers with the ability to access and analyze and act on all relevant business information from various formats, sources and locations through a single Web browser-based user interface.

In February 2000, the Company acquired certain assets of Diamond Head Software, Inc. (a Texas corporation), a developer of imaging and storage management products. These products are currently sold as add-ons to the Company's document and content management solutions that form part of the Hummingbird Enterprise suite.

In July 2001, the Company acquired PeopleDoc Limited, a private company based in Scotland. PeopleDoc specialized in software used to create and secure Web-based collaborative environments in which projects can be managed across the Internet. This technology has been integrated into the Company's Hummingbird Enterprise suite, and is marketed under the name Hummingbird Collaboration.

In March 2003, the Company acquired LegalKey Technologies, Inc., a New York-based privately held software and solutions company specializing in integrated practice management applications for law firms and professional services organizations. The Company is integrating these solutions to its Hummingbird Enterprise suite of products.

In March 2003, the Company acquired Key Automation Nederland B.V. and its affiliate, Dispro B.V., privately held distributors and integrators of document management solutions based in the Netherlands. Key Automation/Dispro was a long-standing Hummingbird partner with significant expertise in the deployment of government compliance solutions based on Hummingbird Enterprise. This acquisition strengthens the Company's position in the government market.

In June 2003, the Company acquired Kramer Lee and Associates, a privately held provider of practice management solutions based in the United Kingdom for law firms and insurance and financial services clients in the United Kingdom. The acquisition infuses additional domain expertise within Hummingbird and further strengthens the Company's market leadership in the legal vertical market segment.

In July 2003, the Company acquired Valid Information Systems Limited, a privately held software and solutions company based in the United Kingdom that operates in the compliance and records management markets in the United Kingdom. The acquisition and solutions accelerate Hummingbird's delivery of a next generation multi-platform Hummingbird Enterprise suite, as the Valid solution can be deployed on a variety of J2EE application servers, including BEA WebLogic, IBM WebSphere, and Oracle 9iAS.

3. Description of the Business


3.1  General

The Company is a leading global provider of enterprise software solutions. Its enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Its flagship product, Hummingbird Enterprise, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to capture, create, access, share, find, analyze, protect and publish data, and efficiently manage all content from a single point of access and administration. The Company solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. The Company solutions are designed as modular applications that are fully interoperable with each other, enabling its customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner. The Company ECM solution is rooted in document management, offering integrated capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others.

Hummingbird Connectivity is the Company's market leading host access product suite that includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments.

The Company's products are sold and supported in over fifty countries around the world. The Company sells its products directly to customers and indirectly through distributors, value-added resellers, systems integrators and original equipment manufacturers. The Company's products are used in a wide range of industries, including legal, central, state/provincial and federal government, aerospace/defense, manufacturing, automotive, petrochemical, banking and financial services, telecommunications, utilities, pharmaceutical and education. Some of the Company's major customers include AT&T, Amec Group Ltd., AXA Group Baker & McKenzie, Barclays Bank Plc, Boeing, British Telecom, Daimler Chrysler, General Electric, Hydro Quebec, Inco, Norfolk Southern Rail Technologies, Nokia, Morgan Stanley, Motorola, the Port of Seattle, Proctor and Gamble, Public Works & Government Services Canada, Saatchi & Saatchi, Telecom Italia, United States Internal Revenue Service, Wells Fargo and Viacom. In fiscal 2003 the Company generated revenues of $192.6 million, with no single end-user customer accounting for more than 2.0% of total revenues.


3.2       Company Strategy

The Company's Primary Business Strategy

The Company's primary strategy is to strengthen and consolidate its market leadership position in the rapidly growing enterprise content management market. The key elements of the Company's strategy are outlined immediately below.

Maintain Technology Leadership by Continuing to Invest in Research and
Development

The Company intends to maintain its technological leadership by continuing to invest in the research and development of its enterprise content management product suite. The Company is committed to providing the following features to its customers:

     o seamless integration between the components of its products that will ensure lower deployment and administration costs

     o an effective method of bridging the management of unstructured and structured business content

     o advanced knowledge management capabilities that empower users to categorize and find content in context

     o a rules engine that automates repetitive processes such as document profiling and classification

     o the ability to access and manage content from mobile devices and smart phones

     o the scalability and performance necessary to support very large content management implementations that leverage IT investments

Focus on Select Vertical Markets

The Company focuses on select verticals including legal, government and financial services. The Company intends to accomplish this by offering an integrated suite of practice management solutions that leverage its prior strategic acquisitions in these market segments. The Company will also focus its sales and marketing efforts on expanding its market leadership position in the legal and government verticals, and on developing its presence in certain key growth verticals, including financial services, manufacturing, retail and advertising.

Create and Market Solutions for Emerging Opportunities

A key dimension of the Company's growth strategy is to invest in solutions that address specific business requirements across its target verticals. The Company has created specific solutions such as Hummingbird Enterprise for Contract Management, which allows companies to streamline the contract management process through the use of a powerful contract creation environment, and Hummingbird Enterprise for ESRI, which enables organizations to link enterprise content with geographic information systems (GIS) data and maps. The Company has also created solutions that assist businesses in complying with the Sarbanes-Oxley Act of 2002 and with anti-money laundering regulations. The Company intends to continue to enhance its products in a way that allows it to respond quickly to future business opportunities as they arise.

Continue to Provide Superior Support for Customers

The Company seeks to provide a high level of customer service and support. It is the Company's belief that its experience in solving customer problems, together with the technical expertise of its support personnel, combine to differentiate the Company from its competitors and constitute a competitive advantage. The Company also believes that its extensive experience in servicing its large customer base has assisted the Company in developing, over time, a robust and stable product line.

Continue to Pursue Strategic Acquisitions

The Company has completed several acquisitions since 1995 that have added complementary solutions to its product offerings. For example, in fiscal 2003 the Company consolidated its market leadership within the legal and government segments through the acquisitions of Legal Key Technologies, Inc., Kramer Lee & Associates, Key Automation Nederland B.V. and its affiliate, Dispro B.V., and Valid Information Systems Limited. The Company will continue to evaluate acquisition opportunities, to determine whether they present the potential to either add functionality to Hummingbird Enterprise, or to grow its distribution and service capabilities.

Leverage Global Distribution Channels

The Company is focussed on expanding and augmenting its highly effective distribution channels in order to maintain leadership in the markets in which it operates. The Company's strategy is to compliment its direct sales initiatives with partners that have specific domain knowledge within its targeted verticals and forge specialized relationships that accelerate time to market delivery of such targeted solutions. By creating such specialized partnerships the Company hopes to increase the average transaction value per deal and raise entry barriers for its competitors.

Focus on Maintaining Customer Loyalty

The Company seeks to maximize revenue from its diverse installed base of customers by investing in initiatives that are designed to foster customer loyalty and generate repeat business. These investments include programmatic initiatives that are focussed on attempting to sell Hummingbird Enterprise to the Company's installed base of connectivity and DOCS Open customers. The Company also participates in advisory boards that engage its customers in market-driven product development.

3.3  Products


Hummingbird Enterprise

Hummingbird Enterprise is an integrated enterprise content management platform that enables organizations to unlock the value of business content and provides the foundation for building process-centric enterprise content management solutions. It provides a comprehensive framework for content life cycle management with the ability to systematically capture, create, access, manage, share, find, analyze, protect and publish data based on processes and rules defined by the organization.

Several key features of Hummingbird Enterprise are:

Content Management. Hummingbird Enterprise delivers a comprehensive platform that allows users to harness and manage content, thereby enabling them to leverage their organization's knowledge assets. Effectively managing the various types of electronic documents relied upon by organizations, including e-mail, multimedia, paper, forms, and records, requires a secure, flexible environment that enables users to easily catalog, find, and share information. Hummingbird Enterprise provides such an environment.

Shared Repository. Hummingbird Enterprise provides a repository for storing business content, such as documents, electronic records, e-mail, Web content, instant messaging threads, or reports.

Strong Security. Hummingbird Enterprise provides extensive security features, including internal and external user authentication. Administrators can configure role-based groups with granular permissions that control who can create, search for, and manage content, allow or deny access to documents and assign retention and disposition rules to documents.

E-mail Management. Hummingbird Enterprise provides automated rules-based e-mail management capability which helps companies comply with regulations mandating the retention of e-mail as records, since both incoming and outgoing e-mail messages and attachments are captured, profiled, categorized and stored within the shared repository.

Records Management. Hummingbird Enterprise includes a records management feature that enables the automatic creation, retention and final disposition of records at any stage of the content lifecycle, thereby enabling long-term access, audit and retention control of all content in compliance with various regulatory requirements.

Knowledge Management. Hummingbird Enterprise allows users to manage and categorize content, thereby facilitating the convenient navigation and display of relevant content in the appropriate context. It also allows users to conduct single, unified searches across multiple information sources, including Lotus Notes, Microsoft Exchange Server, Web sites, file repositories, document management systems, multimedia libraries, databases, and enterprise applications.

Architecture. Hummingbird Enterprise is based on a scalable high performance Web-based architecture that supports full life cycle content management. It is designed around a multi-tiered platform, with the following four layers:

     o the access layer, which supports a wide range of client interfaces that encompass Webtop, MS Outlook, MS Explorer and MS Office, Mobile devices and third-party Portal frameworks

     o the transaction services layer, which houses the metadata, permissions, security and business rules associated with the management, sharing and publishing of content

     o the Web-server layer, which provides Web application access to Hummingbird Enterprise

     o the application programming interfaces (APIs) that provide a formal framework for customization and application integration

The components of Hummingbird Enterprise are as follows:

Product                     Product Type         Functionality
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird DM              Document management   Allows users to find and control documents, images, Web content, e-mail and easily distribute information for review, collaboration, and publication.
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird RM              Records management    Allows users to quickly categorize documents for retention using intuitive Web and Windows interfaces that also let them easily search for, share, and safely access protected records.
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird KM              Knowledge management  Allows users to conduct single, unified searches across multiple unstructured information sources including Lotus Notes, Microsoft
                                                  Exchange Server, Web sites, file repositories, document management systems and multimedia libraries.
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Collaboration   Content sharing       Allows users to publish, store, control, distribute, and share content.
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird BI              Business intelligence Allows non-technical end-users to access, query, report, and analyze information stored in corporate data warehouses, data marts, and business applications.
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird ETL             Data exchange         A data integration solution that spans the functional areas of data extraction, transformation, and loading (ETL) and enterprise application integration (EAI).
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Portal          Content access        Allows users to integrate, aggregate and personalize content from within
                                                  Hummingbird Enterprise applications and other third party applications.
--------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Imaging         Image management      Allows users to integrate and manage scanned documents, faxes, optical character leader text (OCR), and other electronic images on their network.
 --------------------------- -------------------- -------------------------------------------------------------------
Hummingbird DM Workflow     Document routing      Allows users to logically route documents for review and approval, incorporating comments and providing status checks and to link processes between the components of Hummingbird Enterprise.
--------------------------- -------------------- -------------------------------------------------------------------

DOCS Open

DOCS Open is the Company's legacy two-tier client server based document management offering. It provides a robust document management repository, document routing, imaging and records management capabilities. The Company's DOCS Open installed base of customers provides a continuous source of high margin maintenance renewal revenue. The Company also markets Hummingbird Enterprise to its DOCS Open customers as a product upgrade.

Hummingbird Connectivity

Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop and is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest and most secure single point of access to UNIX systems, mainframe and AS/400s.

Exceed is the most secure and popular PC X server in the market. It allows users to cost-effectively connect the powerful Microsoft Windows desktops to a wide variety of X Window enabled servers, and access high-end X applications.

HostExplorer provides high-speed desktop connectivity to enterprise hosts, including IBM Mainframe, AS/400 and UNIX systems. HostExplorer delivers a variety of terminal model types and runs with Windows NT/XP and Windows 95/98/2000 operating systems across corporate intranets and the Internet.

The Company's NFS Maestro line provides file and print services solutions for mixed PC and UNIX environments. This technology allows users to access remote data in a familiar graphical Windows environment without having to understand UNIX, NFS commands or underlying network complexities. The NFS client provides quick access to file and print services on any NFS server throughout the network. In addition, the NFS client includes a suite of TCP/IP client applications that provide networking functions. The NFS server applications make local operating system resources available to other NFS clients throughout the enterprise.

Exceed onDemand permits remote users to access back office applications, providing the full range of PC X Server functionality in an ultra-thin, two-tiered application that can be accessed through dial-up connections. Exceed onDemand is extremely light and fast, and delivers seamless, reliable, secure, flexible, robust and cost-effective access from remote locations to the many types of computing platforms in an enterprise, including UNIX, Linux,

VMS, X Windows and IBM mainframes.

3.4       Professional Services and Training

The Company's professional services group, forms a critical component its integrated solution offering. This group is dedicated to helping customers and partners derive greater value from the Company solutions in a timely fashion, thus maximizing the return they can generate on their technology investment. In addition to providing comprehensive, ongoing training courses, the Company's professional services group offers a wide range of customer services including: mix-and match programming services (integrating the Company's products into existing corporate applications), building data models and reports and analyzing data and building data sources using the Company's analysis tools. By providing a wealth of expertise in all aspects of the Company's technologies, the professional services group is able to offer customers guidance through every stage of implementing the Company's products.

Service and Support

The Company provides customers with support via telephone and email access to the Company's technical support staff. In addition, technical support staff often makes on-site visits to customers. The Company's technical support engineers not only provide assistance in diagnosing problems, but also work closely with customers to address system integration issues and to assist in increasing the efficiency and productivity of their systems. The Company maintains in-house hardware platforms and host applications from numerous vendors, in order to permit compatibility testing during product development and replication of customer problems to assist in customer support. In addition, to be able to provide better global support to all of its customers, the Company offers local technical support from its European offices.

The Company generally provides a 90-day service warranty for its products. To encourage customer upgrades, the Company notifies registered customers of new releases and offer upgrades at a discount to the suggested list price of the product. The Company seeks to incorporate into its products features and functionality that are responsive to customer needs, including an easy to use installation facility and over-the-network installation and upgrade capability. Larger sales are site licenses under which customers may purchase an annual maintenance program, which entitles them to an automatic upgrade upon shipment of a new release.

The Company believes that its experience in solving customer problems together with the technical expertise of its support personnel, combine to differentiate us from its competitors and constitute a competitive advantage.


3.5       Sales and Marketing

As the market for enterprise content management solutions continues to grow worldwide, the principal objectives of the Company's marketing strategy are to maintain its position as a recognized enterprise content management leader and to enhance its position as a key provider of comprehensive software solutions for the management of enterprise information assets. The Company's marketing activities include user group meetings, advisory boards, participation in trade shows and conferences, nurturing relationships with key industry analyst firms, advertising, public relations and publication of technical articles.

The Company sells its products through a direct sales force that targets major multinational accounts, and a large and established network of distributors and resellers across North America, Europe, Australia and the rest of the world.

The Company believes that its highly effective distribution channels are important to its leadership in the enterprise software market.

The Company's direct sales force markets primarily to major customers, performs telemarketing and supports distributors and resellers. Significant analysis of the customer's enterprise network and requirements may precede the sales proposal, requiring the involvement of the Company's technical support and system engineering personnel. These employees participate in the sales cycle by educating prospective customers on the advantages of enterprise content management solutions, and by assisting in system planning, configuration and integration.

Approximately two-thirds of the Company's direct sales force is dedicated to selling Hummingbird Enterprise. The Company has commenced integration and cross-training efforts that it feels are necessary for the effective execution of its integrated solution positioning in the marketplace. By realigning its efforts in this way, the Company will maximize its ability to benefit from the integrated marketing message that it launched in February 2002. The remaining third of the Company's sales force is dedicated to selling the Hummingbird Connectivity suite.

To date, the United States has been the Company's most important geographic market representing approximately 52% of the Company's sales for fiscal 2003. Like in other parts of the world, the Company sells its products in the United States through a combination of a direct sales force and a network of authorized distributors, resellers and systems integrators. In addition to addressing the U.S. market through the Company's Toronto based headquarters, the Company maintains sales offices in several North American cities, including Ottawa, Ontario; Mountain View, California; Washington, D.C.; Raleigh, North Carolina; Burlington, Massachusetts; Tallahassee, Florida; Dallas, Texas; New York, New York; Los Angeles, California; and Chicago, Illinois.

Sales activities outside of the United States are handled predominantly by way of indirect channels through authorized distributors and resellers in each country, where products are sold. For fiscal 2003, sales in Canada represented approximately 5% of total sales, sales in Europe approximately 36%, and sales in the rest of the world approximately 7%. The Company established a European sales office in Geneva, Switzerland in March 1992, and since that time have established offices in the United Kingdom, Germany, France, Sweden, Italy, and Holland. In the rest of the world, the Company has offices or arrangements with local resellers in Australia, Japan, South Korea, Hong Kong, Taiwan, Belgium, Singapore, Malaysia, Thailand, Indonesia, India, China, Mexico, Venezuela, New Zealand and Israel.


3.6       Research and Development

The Company believes that its success is based largely on its ability to develop innovative technology, and on the leadership the Company has shown in its traditional markets. The Company must continue to develop and introduce new features and functionality in order to maintain its competitive position, and to broaden its enterprise software offering.

The Company's product development team focuses on enhancing its products by continually increasing performance and adding new features and support options. Software enhancements are based on new protocol and standards releases, such as new PC operating system releases, customer suggestions and requests, and internally engineered innovations. Historically, the Company has issued new software releases approximately twice per year per product.

Given the rapidly evolving nature of the software industry, the Company considers its program of new product development and on-going product enhancements to be a significant competitive advantage. In fiscal 2003 the Company released upgrades to each of its products.

The Company intends to further enhance its existing product offerings in the current fiscal year through on-going research and development efforts. The Company's main research and development facilities in Canada are in Toronto, Ottawa, Kingston, Halifax, and Montreal, in the United States in Tallahassee, Florida and Raleigh, North Carolina, and Edinburgh, Scotland in the United Kingdom.

---------------------------------------------------------------------------------------- ------------------------------
                         Hummingbird Enterprise                                           Hummingbird Connectivity
----------------------- --------------------- -------------------- --------------------- ------------------------------
Enterprise Portal       Hummingbird DM and    Hummingbird BI       Hummingbird ETL
and Knowledge           Hummingbird RM                             (Genio)
Management
----------------------- --------------------- -------------------- --------------------- ------------------------------
Hummingbird Portal      DOCS Open v3.9.6      BI Query Admin       Genio v5.0.3, v5.0.4  Exceed(R)9.0
v5.1.0                                        v8.0.1, v8.1
                        Hummingbird DM                             Met@Data V1.0         Exceed 3D 9.0
Hummingbird KM v5.1.0   v5.1.0                BI Query User
                                              v8.0.1, v8.1                               Exceed XDK 9.0
Hummingbird             Hummingbird RM
SearchServer v5.3.6     v5.1.0                BI Query Update                            Exceed PowerSuite 9.0
                                              v8.0.1, v8.1
                                                                                         Exceed Connectivity Suite 9.0
                                              BI Analyze v8.0.1,
                                              v8.1                                       Exceed onDemand(R)4.0

                                              BI Server v8.0.1,                          NFS Maestro Server 9.0
                                              v8.1
                                                                                         NFS Maestro Client 9.0

                                                                                         NFS Maestro Solo 9.0

                                                                                         NFS Maestro Gateway 9.0

                                                                                         HostExplorer(R)9.0

                                                                                         HostExplorer Connectivity
                                                                                         Suite 9.0

                                                                                         Hummingbird e-Gateway 2.1

                                                                                         Hummingbird InetD 9.0

                                                                                         Hummingbird FTP for Windows
                                                                                         Explorer 9.0

                                                                                         Connectivity Secure Shell 9.0

                                                                                         Connectivity Kerberos 9.0

                                                                                         Connectivity SSL 9.0
----------------------- --------------------- -------------------- --------------------- ------------------------------



3.7       Intellectual Property

The Company's success is heavily dependent upon proprietary technology. The Company has no patents, and existing copyright and trademark laws afford only limited practical protection for its software. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same degree that they are protected by the laws of the United States and Canada. Accordingly, the Company relies primarily on trade secret protection and confidentiality and proprietary information agreements to protect its intellectual property. The loss of any material trademark, trade name or copyright could have a material adverse effect on the Company's operations. There can be no assurance that the Company's efforts to protect its intellectual property rights will be successful. Despite the precautions taken by the Company, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to obtain and use information that the Company regards as proprietary.

A substantial portion of the Company's sales are derived from the licensing of its products under "shrink wrap" license agreements that are not signed by licensees and therefore may be unenforceable under the laws of certain foreign jurisdictions. Although the Company does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all.

While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that, because of the rapid pace of technological change in the industry, factors such as the technical expertise, knowledge and innovative skill of the Company's management and technical personnel, its name recognition, the timeliness and quality of support services it provides and its ability to rapidly develop, enhance and market software products may be more significant in maintaining its competitive position.

3.8       Employees

As of September 30, 2003, the Company had a total of 1,467 full time employees, including 420 in research and development, 524 in sales and marketing, 310 in customer support and professional services, and 213 in corporate support and administration functions. None of the Company's employees are subject to a collective bargaining agreement nor has the Company experienced any work stoppages. The Company believes that its employee relations are good.

3.9       Facilities

The Company's headquarters are located in Toronto, Ontario, Canada. The Company leases these premises, which consist of approximately 54,600 square feet. The Company also owns an adjacent building that houses approximately 85,000 square feet of office space. The Company intends to use this space to support the future growth of its head office operations. Space for the Company's other offices is leased on varying terms.

3.10 Legal Proceedings

The Company is not currently subject to any material legal proceedings, however, it may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

3.11 Trademarks

The Company holds the following trademarks:

Hummingbird(R) (Word mark and symbol), Hummingbird Logo, Know How. Now.(TM), Transforming Information into Intelligence(TM), 360(0) View of Enterprise Content(TM), Hummingbird Core Services(TM), Hummingbird Mobility(TM), Hummingbird BI(TM), Hummingbird Collaboration(TM), Hummingbird Connectivity(TM), Hummingbird DM(TM), Hummingbird DM WorkFlow(TM), Hummingbird Enterprise(TM), Hummingbird Enterprise WorkFlow(TM), Hummingbird ETL(TM), Hummingbird Imaging(TM), Hummingbird KM(TM), Hummingbird Portal(TM), Hummingbird RM(TM), Hummingbird Web Publishing(TM), SearchServer(TM), Hummingbird BI(TM), BI Analyze(TM), BI Server(TM), BI Web(TM), BI Query(TM), Hummingbird Collaboration(TM), Connectivity Kerberos(TM), Connectivity Secure Shell(TM), Connectivity SSL(TM), Exceed(R), Exceed, Connectivity Suite(TM), Exceed 3D(TM), Exceed onDemand(R), Exceed PowerSuite(TM), Exceed X Development Kit(TM), Exceed XDK(TM), Host Access Services(TM), HostExplorer(R), HostExplorer Connectivity

Suite(TM), Hummingbird Deployment Wizard(TM), Hummingbird Basic(TM), Hummingbird Connectivity(TM), Hummingbird Connectivity Suite(TM), Hummingbird e-Gateway(TM), Hummingbird FTP(TM) for Windows Explorer, Hummingbird InetD(TM), Hummingbird SOCKS Client(TM), NFS Maestro(TM), NFS Maestro Client(TM), NFS Maestro Gateway(TM), NFS Maestro Server(TM), NFS Maestro Solo(TM), Hummingbird DM(TM), DOCS(R), DOCS Open(R), Hummingbird Imaging(TM), Hummingbird DM WorkFlow(TM), Hummingbird DM Extension (TM) for AutoCAD, Hummingbird DM Extension(TM) for Siebel, Hummingbird Web Publishing(TM), Imagebasic(R), Imagebasic for the Web(TM), Info Pack(R), Lawpack(R) (Design), Lawpack Connect(R), Lawpack Puts Law In Order(R), Tempest(TM), Tempest Storage Management Server(TM), Tempest Distributed Cache Server(TM), Connect II(TM), Hummingbird ETL(TM), Genio(R), Hummingbird ETL(TM) Metalink, Hummingbird ETL(TM) Met@Data, Hummingbird KM(TM), SearchBuilder(R), SearchServer(TM), Hummingbird Enterprise Webtop(TM), Hummingbird Portal(TM), e-Clip(R), Hummingbird Enterprise Information Portal(TM), me-Clip(R), Application Collaboration(R), Hummingbird RM(TM), Legal Key(TM), Let The Information Flow(TM), Dispro(TM), Key Automation(TM), PeopleDoc(TM).

3.12 Competition

The market for the Company's products is intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company believes that the principal competitive factors affecting the market include ease of use, functionality, architecture, price, and product quality; the quality and scope of its customer support; the size, experience, training and overall effectiveness of its sales and marketing efforts; and its overall reputation in the marketplace.

Hummingbird Enterprise competes in the broad enterprise content management space, which puts the Company in direct competition with vendors of standalone document management, business intelligence, data integration and enterprise portal products as well as other vendors that sell integrated offerings. The Company's core content/document, knowledge and collaboration management products compete with offerings from Documentum Inc., (recently acquired by EMC), FileNet Corporation, Open Text Corporation, Interwoven, Inc., Microsoft Corporation and International Business Machines Corp. (IBM). Certain of these competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company.

In the area of network connectivity, the Company has been a market leader in PC X server market since 1993. The Company's principal competitors in the PC X server market and other areas of network connectivity include Walker Richer Quinn, Inc. (WRQ), NetManage, Inc. and Attachmate Corporation. To a lesser extent, the Company also experiences competition from Tarantella Inc. and Microsoft Corporation.

The Company was an early entrant into the network connectivity market and has developed strong brand name recognition. The Company has earned numerous independent awards for technological strength and has completed many large enterprise installations. The Company's various network connectivity products are considered by industry analysts and technology reviewers to be leaders in their markets.

The Company's assessment of its competitors' product and services offerings is based on its knowledge of the software industry, as derived from market intelligence, public announcements and demonstrations, trade shows and publications, promotional and technical literature and industry analysts' reports.


4. Selected Consolidated Financial Information

(U.S. GAAP, amounts in thousands of U.S. dollars, except share data)

Income Statement Data


                                                                              2003         2002        2001
                                                                              ----         ----        ----
Sales                                                                         $192,583    $ 180,400    $207,962
Cost of sales                                                                   18,477       16,085      19,516
                                                                           -------------------------------------
Gross profit                                                                   174,106      164,315     188,446
                                                                           -------------------------------------
Expenses
     Sales and marketing                                                        82,004       76,894      94,481
     Research and development                                                   37,810       34,958      39,716
     General and administration                                                 20,582       20,198      21,991
     Merger and restructuring                                                        -        7,324           -
     Amortization of intangibles                                                19,662       29,829      29,291
     In-process research and development                                         4,269            -       2,108
                                                                           -------------------------------------
Total expenses                                                                 164,327      169,203     187,587
                                                                           -------------------------------------
Operating income (loss)                                                          9,779      (4,888)         859
Interest and other income, net                                                   1,594        2,230       3,378
                                                                           -------------------------------------
Income (loss) before income taxes                                               11,373      (2,658)       4,237
Income tax expense                                                               7,653         256          580
                                                                           -------------------------------------
Net income (loss)                                                             $  3,720    $ (2,914)    $  3,657
                                                                           =====================================


Basic earnings (loss) per share                                                  $0.21      $(0.16)       $0.20
                                                                           =====================================

Diluted earnings (loss) per share                                             $   0.21    $  (0.16)    $   0.20
                                                                           =====================================


Balance Sheet Data

                                                                              2003         2002        2001
                                                                              ----         ----        ----

Total assets                                                                  $365,790    $349,583     $361,940
                                                                           =====================================
Other long-term liabilities                                                   $  3,423    $    548     $    662
                                                                           =====================================

Quarterly Results
(unaudited)
(U.S. GAAP, amounts in thousands of U.S. dollars, except share data)


Fiscal Quarter                                 Sales            Net Income       Basic Earnings    Diluted Earnings
                                                                  (Loss)        (Loss) Per Share   (Loss) Per Share
Dec 31/00                                     $  60,374          $  2,139            $ 0.12            $  0.11
Mar 31/01                                        50,565            (1,941)            (0.11)             (0.11)
Jun 30/01                                        48,171             6,512              0.35               0.35
Sep 30/01                                        48,852            (3,053)            (0.17)             (0.17)

Dec 31/01                                     $  44,102          $ (5,726)           $(0.31)           $ (0.31)
Mar 31/02                                        46,073             4,680              0.26               0.25
Jun 30/02                                        44,024            (1,819)            (0.10)             (0.10)
Sep 30/02                                        46,201               (49)            (0.00)             (0.00)

Dec 31/02                                     $  44,076          $  2,004            $ 0.11            $  0.11
Mar 31/03                                        47,021             1,778              0.10               0.10
Jun 30/03                                        48,105             1,380              0.08               0.08
Sep 30/03                                        53,381            (1,442)            (0.08)             (0.08)

Selected Consolidated Financial Information

(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

Income Statement Data


                                                                          2003         2002        2001

Sales                                                                   $  192,583    $ 180,400   $ 207,962

Cost of sales                                                               18,477       16,085      19,516
                                                                      --------------------------------------
Gross profit                                                               174,106      164,315     188,446
                                                                      --------------------------------------
Expenses
     Sales and marketing                                                    82,004       76,894      94,481
     Research and development                                               35,470       27,508      39,716
     General and administration                                             20,582       20,198      21,991
     Merger and restructuring                                                    -        7,324           -
     Amortization of intangibles                                            23,602       36,377      35,421
                                                                      --------------------------------------
Total expenses                                                             161,658      168,301     191,609
                                                                      --------------------------------------
Operating income (loss)                                                     12,448      (3,986)     (3,163)
Interest and other income, net                                               1,594        2,230       3,378
                                                                      --------------------------------------
Income (loss) before income taxes                                           14,042      (1,756)         215
Income tax expense (recovery)                                                8,664        4,642     (3,829)

                                                                      --------------------------------------
Net income (loss)                                                       $    5,378    $ (6,398)   $   4,044
                                                                      ======================================

Basic (loss) earnings per share                                         $     0.30    $  (0.35)   $    0.22
                                                                      ======================================

Diluted (loss) earnings per share                                       $     0.30    $  (0.35)   $    0.22
                                                                      ======================================


Balance Sheet Data

                                                                          2003         2002        2001
                                                                          ----         ----        ----

Total assets                                                            $  348,907    $ 330,997   $ 349,902
                                                                      ======================================
Other long-term liabilities                                             $    3,423    $     548   $     662
                                                                      ======================================


Quarterly Results
(unaudited)
(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

Fiscal Quarter                             Sales        Net Income     Basic Earnings     Diluted Earnings
                                                          (Loss)      (Loss) Per Share    (Loss) Per Share
Dec 31/00                                $  60,374       $  7,169          $  0.39             $  0.37
Mar 31/01                                   50,565         (2,717)           (0.15)              (0.15)
Jun 30/01                                   48,171          1,288             0.07                0.07
Sep 30/01                                   48,852         (1,696)           (0.09)              (0.09)

Dec 31/01                                $  44,102       $ (6,556)         $ (0.36)            $ (0.36)
Mar 31/02                                   46,073          3,735             0.20                0.20
Jun 30/02                                   44,024         (2,793)           (0.15)              (0.15)
Sep 30/02                                   46,201           (784)           (0.04)              (0.04)

Dec 31/02                                $  44,076       $    779          $  0.04             $  0.04
Mar 31/03                                   47,021          2,461             0.14                0.14
Jun 30/03                                   48,105            984             0.06                0.06
Sep 30/03                                   53,381          1,154             0.07                0.07



Dividends

The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, the Company does not anticipate paying cash dividends in the foreseeable future. The Company's dividend policy will be reviewed from time to time in the context of its earnings, financial condition and other relevant factors.


Description of Capital Structure

       The following table sets forth the capitalization of the Company as of September 30, 2003:

(U.S. GAAP, amounts in thousands of U.S. dollars, except share data)

              Cash, cash equivalents and short term investments.............................          $   104,008
                                                                                                      -----------
              Liabilities:
              Short-term liabilities........................................................          $    84,029
              Long-term liabilities.........................................................               20,234
                                                                                                      -----------
                        Total liabilities...................................................              104,263
              Shareholders' equity:
                    Common  shares  (authorized  -  unlimited;   issued  and  outstanding  -
                    17,544,953).............................................................              164,307
                    Additional paid-in capital..............................................                3,510
                    Retained earnings.......................................................               94,640
                    Accumulated other comprehensive (loss)..................................                 (930)
                                                                                                      -----------
                        Total shareholders' equity..........................................              261,527
                                                                                                      -----------


                    Total capitalization....................................................         $    365,790
                                                                                                     ============


(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

              Cash, cash equivalents and short term investments............................          $    104,008
                                                                                                     ------------
              Liabilities:
              Short-term liabilities.......................................................          $     84,029
              Long-term liabilities........................................................                23,903
                                                                                                     ------------
                        Total liabilities..................................................               107,932
              Shareholders' equity:
                    Common  shares  (authorized  -  unlimited;  issued  and  outstanding  -
                    17,544,953)............................................................               199,753
                    Retained earnings......................................................                40,893
                    Cumulative translation adjustments.....................................                   329
                                                                                                     ------------
                        Total shareholders' equity.........................................               240,975
                                                                                                     ------------

                    Total capitalization...................................................          $    348,907
                                                                                                     ============

       The above tables are based on the number of common shares outstanding on September 30, 2003 and excludes:

     o 5,286,596 common shares reserved for issuance under the Company's stock option plan as of September 30, 2003 that may be issued upon the exercise of options that may be granted after such date; and

     o 2,935,316 common shares issuable upon exercise of stock options outstanding under the Company's stock option plan as of September 30, 2003 at a weighted average exercise price of $30.58 per share.


5.       Management's Discussion and Analysis

Reference is made to the section entitled "Management's Discussion and Analysis" on pages 5 to 18 of the 2003 Annual Report to Shareholders, which section is incorporated herein by reference.

6.       Market for Securities

The Company's common shares are listed and posted for trading on the Toronto Stock Exchange (symbol "HUM") and the Nasdaq National Market (symbol "HUMC").

7.       Directors and Executive Officers

The following table sets forth information about the Company's directors and their respective positions as of September 30, 2003. The term of office of each director expires at the end of the annual meeting of shareholders to be held on March 9, 2004.

                                               Principal Occupation
Name and Address                               Date Elected Director

FRED E. SORKIN                                     Chairman of the Board and Chief Executive Officer of the Company
                Toronto, Ontario, Canada           September, 1984


A.BARRY LITWIN                                     President and Secretary of the Company
                Toronto, Ontario, Canada           September, 1984


JOHN T. McLENNAN                                   Vice Chairman, and Chief Executive Officer, Allstream Inc.
                Mahoney Bay, Nova Scotia, Canada   October, 1995


ANDREW J. MALIK                                    Managing Director, Lehman Brothers Inc.
               New York, New York, U.S.A.          November, 1997


INDER P.S. DUGGAL                                  Chief Financial Officer and Chief Controller of the Company
                Richmond Hill, Ontario, Canada     May, 1999


MARK SPITZER                                       Independent Director
                New York, New York, U.S.A.         November, 2000


Fred E. Sorkin. Mr. Sorkin currently serves as the Company's Chairman and Chief Executive Officer, a position he has held since 1984. He has been a member of the Company's board of directors since 1984, and is one of its co-founders. He came to Canada from Lithuania in 1976, where he was a mainframe hardware and software scientist. He earned his Ph.D. in Computer Science, as well as two Master degrees in mathematics and electronics, from the state university in Lithuania. Following a three-year association with Montreal-based Comterm, Mr. Sorkin joined Micom, a subsidiary of Phillips, N.V. in 1979, where he specialized in electronics product development as head of research and development. In 1981, Mr. Sorkin founded Execunet, based in Ottawa, which was later acquired by Mitel Corporation and became Vice President and General manager of Mitel's office products division. After leaving Mitel in 1984, Mr. Sorkin was a partner in Helix Investments Limited, a venture capital/closed-end fund, and later that year founded Hummingbird.

A. Barry Litwin. In 1984, Mr. Litwin joined Mr. Sorkin in founding Hummingbird. He currently serves the Company's President, a position he has held since 1999. Mr. Litwin has been a member of the Company's board of directors since 1984. He is one of the Company's co-founders and has been the Company's chief product technology architect since the Company was founded. He has a master's degree in Computer Science from McGill University in Montreal. Mr. Litwin began his career in 1974 with Comterm, where he specialized in the development of advanced compilers. In 1976, he joined Montreal-based Nexsys where he focused on microcomputer software development. In 1979, Mr. Litwin moved to Micom/Phillips where he again specialized in software development. In 1981, Mr. Litwin moved to Execunet with Mr. Sorkin and then to Mitel as Assistant to the Vice President, when Execunet was acquired by Mitel in 1981.

Inder P.S. Duggal. Mr. Duggal currently serves as the Company's Chief Financial Officer and Chief Controller, a position he has held since 1993. He has been a member of the Company's board of directors since 1999 and has a Commerce (Honours) degree from Delhi University. After completing his Chartered Accountancy designation in India, Mr. Duggal joined Tata Robins Fraser Ltd., a company that belongs to Tata Group, one of the largest private sector entities in India. In 1981, he joined Union de Banques Arabes et Francabees ("UBAF"), a subsidiary of Credit Lyonnais, France. Mr. Duggal came to the United States and completed the Certified Public Accountants examination in 1987. When Mr. Duggal left UBAF in 1990, he was the Senior Manager, Credit and Marketing at a branch, responsible for international banking, finance and operations. After coming to Canada in 1990, Mr. Duggal worked for a Canadian chartered bank in the Finance and Control Division for 15 months before joining Hummingbird in 1992.

Andrew J. Malik has been a member of the Company's board of directors since 1997. He currently serves on the Company's Audit Committee and on its Executive Compensation Committee. Mr. Malik has been employed for the past thirteen years as a Managing Director with Lehman Brothers, Inc., an investment bank. Mr. Malik is also the head of the Banking Referral Group for Lehman Brothers, Inc.

John T. McLennan has been a member of the Company's board of directors since 1995. He currently serves as the Company's Vice Chairman and a member of both the Company's Audit Committee and on its Executive Compensation Committee. Mr. McLennan is currently employed as Vice-Chairman and Chief Executive Officer of Allstream, Inc., a telecommunications provider. Mr. McLennan was President and Chief Executive Officer of Bell Canada until September 1999, when he became president of Jenmark Consulting Corporation, which is engaged in management consulting in the telecommunications and technology sector. In May 2000, Mr. McLennan was appointed Vice-Chairman and Chief Executive Officer of AT&T Canada Corp. (the predecessor corporation to Allstream Inc.).

Mark D. Spitzer has been a member of the Company's board of directors since 2000. He currently serves on the Company's Audit Committee and on its Executive Compensation Committee. Mr. Spitzer is currently employed as an Advisor to the Wharton School of Business at the University of Pennsylvania. In 1989 he co-founded International Telecommunications Data Systems, Inc., a provider of outsourcing and service bureau solutions to telecom companies, and served as its Chief Financial Officer for eight years.

The following table sets forth information about the Company's executive officers and their respective positions as of September 30, 2003:

Name and Address                                   Position and Principal Occupation

FRED SORKIN                                        Chairman of the Board and Chief Executive Officer
  Toronto, Ontario, Canada

A. BARRY LITWIN                                    President and Secretary
  Toronto, Ontario, Canada

INDER P.S. DUGGAL                                  Chief Financial Officer and Chief Controller
  Richmond Hill, Ontario, Canada

ANDREW PERY                                        Chief Marketing Officer and Senior Vice President,
  Ottawa, Ontario, Canada                          Marketing

FABRIZIO MIGNINI
  New York, New York, U.S.A.                       Senior Vice President, Sales

TONY HEYWOOD
  London, United Kingdom                           Senior Vice President, EMEA

JULIUS da COSTA
  Mississauga, Ontario, Canada                     Senior Vice President, Sales

BOB BERKOW
  New York, New York, U.S.A.                       Vice President

EUGENE CHERNY
  Toronto, Ontario, Canada                         Vice President

RODNEY DESMEULES                                   Vice President
  Essex, United Kingdom

ELIAS DIAMANTOPOLOUS                               Vice President
  Ottawa, Ontario, Canada

MICHAEL WAYLING
  Toronto, Ontario, Canada                         Vice President

ALP HUG
  Richmond Hill, Ontario, Canada                   Vice President

LARRY RUDOLF                                       Vice President
  Thornhill, Ontario, Canada


GIOVANNI EVANGELISTI                               Vice President
  Paris, France

JOHN BELLEGARDE
  Leominster, Massachusetts, U.S.A.                Vice President

MARK FAGAN
 Buckinghamshire, United Kingdom                   Vice President


Each of the officers of the Company has been employed at his or her principal occupation as indicated above, or in other positions with the Company, for the last five years, except as follows: Andrew Pery held a similar position at Open Text Corporation, a company operating in the software industry. Fabrizio Mignini, Bob Berkow, Elias Diamantopolous, Giovanni Evangelisti and John Bellegarde all held senior management positions with PC DOCS Group International Inc., a company which operated in the software and solutions industry prior to being acquired by the Company in 1999. Tony Heywood held a similar position with Xchange, Inc., a customer relationship management company. Mark Fagan was the Chief Operating Manager for Marketplace Relationship Management Limited.

As a group, directors and senior officers own, directly or indirectly, or exercise control or direction over approximately 2.7 million (15.3% of the total outstanding) common shares of the Company, as at September 30, 2003. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.

8.   Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders and material transactions, where applicable, is contained in the Company's Management Proxy Circular prepared for the annual meeting of shareholders to be held on March 9, 2004.

Additional financial information is provided in the Company's audited consolidated financial statements for the year ended September 30, 2003 contained in its Annual Report to shareholders. A copy of this Annual Information Form and each such document, including any interim financial statements released by the Company, may be obtained upon request from the Secretary of the Company at 1 Sparks Avenue, Toronto, Ontario, M2H 2W1.

At any time the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Secretary of the Company will provide any person, upon request, with a copy of:
(i) this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein; (ii) the Company's most recent Annual Report containing the audited consolidated financial statements of the Company for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of the Company subsequent to the audited consolidated financial statements for the most recently completed fiscal year; (iv) the Management Proxy Circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into the preliminary short form prospectus or the (final) short form prospectus filed in connection with such distribution of securities. At any other time, the Secretary of the Company will provide any other document referred to in items (i), (ii) and (iii) above.

9.   Right of First Refusal

Pursuant to an agreement dated April 2, 1992, as amended, between Mr. Litwin and Mr. Sorkin, each of Mr. Litwin and Mr. Sorkin has granted the other a right of first refusal with respect to any Common Shares he owns.

Glossary of Technical Terms

Browser is a client program (software) that is used to look at various kinds of Internet resources on the World Wide Web.

Client is a software program that is used to contact and obtain data from a server software program on another computer, often across a distance. Each client program is designed to work with one or more specific kinds of server programs, and each server requires a specific kind of client.

Computer server (or application server) is a computer on a network running applications, which can be accessed by other nodes or computers, on the network.

Data Analysis includes data warehousing, data mining, and on-line analytical processing (OLAP).

Data Mart is a database, or collection of databases, designed to help managers make strategic business decisions. Data marts are usually smaller and more focused than data warehouses (enterprise wide).

Data Mining is the automatic discovery and analysis of data trends and patterns.

Data Warehouse is a collection of data designed to support management decision making. A data warehouse includes development of systems to extract data from operating systems plus installation of a warehouse database system. Generally, data warehouses combine many different databases across an enterprise.

E-mail (electronic mail) is a message, usually text, sent from one person to another via computer and which may contain document attachments. E-mail can also be sent automatically to a large number of addresses.

Fat Client is software that is installed and maintained on the desktop computer rather than on the server (see Thin client). This software performs the bulk of the data processing operations.

FTP (File Transfer Protocol) is a very common method of moving files between two Internet sites. FTP is a special way to login to another Internet site for the purposes of retrieving and/or sending files.

Host is a computer, such as a mainframe, mid-range computer, mini computer or workstation that provides processing capability to multiple users. It may be accessed by terminals or other computers.

HTML (Hyper Text Mark Up Language) is the standard document format used on the World Wide Web.

HTTP (Hyper Text Transport Protocol) is the protocol for moving hypertext files across the Internet, with an HTTP client program on one end, and an HTTP server program on the other end. HTTP is currently the most important protocol used in the World Wide Web.

Internet is the vast collection of inter-connected networks that all use the TCP/IP protocols and that evolved from the ARPANET of the late 60's and early 70's. An internetwork is the connection of 2 or more networks.

Intranet refers to the utilization of Internet and Web technologies within a corporate internetwork involving collaborative document and information sharing across diverse computing platforms.

Java is a high level programming language developed by Sun Microsystems. It is an object-oriented language simpler than C++, eliminating common programming errors. Compiled Java code can run on most computers, and is well suited for the Web.

Local Area Network (LAN) is a computer network limited to the immediate area, usually the same building or floor of a building.

Multithreaded refers to multiple units of execution, providing for increased speed and more efficient usage of computer resources.

Network is the connection of 2 or more computers so that they can share resources.

Node is a single computer connected to a network.

NFS or Network File System is an open protocol that allows users to access and share files and print services with a wide range of computer environments.

OLAP (On-line Analytical Processing) allows users to manipulate and view data within a multidimensional framework in order to make critical business decisions. OLAP includes querying, reporting, manipulating and exploring data in an organizational data repository.

PC X server is software that implements the display server component of the X Window System on a personal computer. PC X servers are perceived as being the "glue" that ties together personal computers and networked computer systems, enabling PCs to access and display graphics oriented and other applications running on these computers.

Server is a computer, or a software package that provides a specific kind of service to client software running on other computers. The term can refer to a particular piece of software, such as a Web server, or to the machine on which the software is running. A single server could have several different server software packages running on it, thus providing many different servers to clients on the network.

TCP/IP or Transmission Control Protocol/Internet Protocol is a network protocol developed in the 1970s by the U.S. military. Today, it is one of the most common network protocols in use and is the underlying network protocol for the Internet and the majority of UNIX and X Windows systems.

Telnet is the command and program used to login from one Internet site to another. The telnet command/program gets you to the "login" prompt of another host.

Terminal emulation is a device or application that allows a computer user to send commands to another computer. At a minimum, it involves the use of a keyboard and a display screen and some simple circuitry. Usually terminal software in a personal computer is used and acts as ("emulates") a physical terminal, allowing commands to be typed to a computer somewhere else.

Thin Client is software that is installed and maintained on a centralized server, rather than on each desktop computer.

UNIX is today's most widely used multi-user, multitasking operating system used in many technical and commercial environments. The X Window System was originally associated with the UNIX environment, but now operates in a variety of other open computing environments.

VMS, also known as OpenVMS, is a product of Digital Electronic Corporation
(DEC) that supports the VAX and Alpha operating platforms.

WAN (Wide Area Network) is any internetwork or network that covers an area larger than a single building or campus.

Window is a specific area on the display screen in which an application is displayed. How windows look is defined by the graphic user interface and how windows behave is enforced by the window manager.

Workstation is a computer designed to incorporate graphics and networking capability with an operating system that supports multitasking. Workstations normally include large, high-resolution displays, a keyboard and mouse or other graphics input devices. The majority of workstations today support applications that run under X Windows.

World Wide Web ("Web") is a network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound. The Web is based on a client/server model and a set of standards for information access and navigation that permits non-technical users to exploit the capabilities of the Internet.

X development tools are a set of program libraries and subroutines used by software developers to design X Windows applications.

X server is a component of the X Window System that controls the users' display. It consists of a protocol and input/output functions that interact with the screen, keyboard and mouse.

X terminal is a single purpose computer terminal specifically designed to provide the display server component of the X Window System. As opposed to workstations, an X terminal does not support an industry standard operating system nor does it provide local disk storage. The only function of an X terminal is to display X applications running elsewhere on a network.

X Window System (or X) is a network computing windows system standard designed by MIT that provides computer users with a single graphical display environment providing access to all elements of their computing network. The X Window System is a network transparent system that allows multiple software applications from multiple remote computers to be displayed simultaneously on the same user's screen.

The X Window protocol is currently at version X11R6.6. "Broadway" is an extension of the protocol that allows Broadway-enabled browsers and companion X servers to provide remote access to interactive Windows and UNIX applications through the Internet.

Document No. 2

                                                                       U.S. GAAP








Consolidated Financial Statements of


HUMMINGBIRD LTD.


September 30, 2003 and 2002

Auditors' Report                                                       U.S. GAAP


TO THE SHAREHOLDERS OF HUMMINGBIRD LTD.


We have audited the consolidated balance sheets of Hummingbird Ltd. as at September 30, 2003 and 2002 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective October 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, ''Goodwill and Other Intangible Assets".

On October 23, 2003 we reported separately to the Shareholders of Hummingbird Ltd. on the consolidated financial statements for the same periods prepared in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Toronto, Ontario
October 23, 2003

Cosolidated Balance Sheets                                                                                    U.S. GAAP

As at September 30 (thousands of U.S. dollars)                                                  2003               2002
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
        Cash and cash equivalents (Note 3)                                               $     94,583    $       96,553
        Short-term investments (Note 3)                                                         9,425            23,171
        Accounts receivable, net of allowances of $9,419 in 2003 and $8,158 in 2002            56,008            52,902
        Unbilled receivables                                                                      566               786
        Income taxes recoverable                                                                3,226             9,426
        Inventory                                                                                 737               496
        Prepaid expenses                                                                        3,997             3,253
        Other receivables                                                                       4,007             2,377
------------------------------------------------------------------------------------------------------------------------
                                                                                              172,549           188,964
OTHER ASSETS                                                                                    3,473             2,655
FIXED ASSETS (Note 4)                                                                          13,624            12,041
INTANGIBLES (Note 5)                                                                          176,144           147,289
------------------------------------------------------------------------------------------------------------------------
                                                                                              365,790           350,949
========================================================================================================================

LIABILITIES
CURRENT
        Accounts payable and accrued liabilities (Note 6)                                      28,363            22,246
        Current portion of other long-term liabilities (Note 7)                                   965              175
        Deferred revenue                                                                       54,701            41,763
------------------------------------------------------------------------------------------------------------------------
                                                                                               84,029            64,184
DEFERRED INCOME TAXES (Note 9)                                                                 17,776            13,908
OTHER LONG-TERM LIABILITIES (Note 7)                                                            2,458               373
------------------------------------------------------------------------------------------------------------------------
                                                                                              104,263            78,465
========================================================================================================================

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 8)
        Authorized: unlimited common and preferred shares
        Issued and outstanding: 17,544,953 common in 2003 and 18,307,438 in 2002              164,307            171,040
ADDITIONAL PAID-IN CAPITAL                                                                      3,510            3,510
RETAINED EARNINGS                                                                              94,640            98,864
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                             (930)             (930)
------------------------------------------------------------------------------------------------------------------------
                                                                                              261,527           272,484
------------------------------------------------------------------------------------------------------------------------
                                                                                              365,790           350,949
========================================================================================================================

Approved by the Board of Directors






Fred Sorkin, Director                                Andrew J. Malik, Director

Consolidated Statements of Income                                                                             U.S. GAAP



Years ended September 30 (thousands of U.S. dollars, except share data)                        2003                2002
------------------------------------------------------------------------------------------------------------------------
SALES                                                                                 $     192,583      $      180,400
COST OF SALES                                                                                18,477              16,085
------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                                174,106             164,315
------------------------------------------------------------------------------------------------------------------------
EXPENSES
        Sales and marketing                                                                  82,004              76,894
        Research and development                                                             37,810              34,958
        General and administration                                                           20,582              20,198
        Restructuring and other charges (Note 10)                                                 -               7,324
        Amortization of intangibles                                                          19,662              29,829
        In-process research and development (Note 2)                                          4,269                   -
------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                              164,327          169,203
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                                                       9,779          (4,888)
INTEREST AND OTHER INCOME, NET                                                                1,594          2,230
------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                                            11,373          (2,658)
------------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (Note 9)
        Current                                                                              12,243          9,583
        Deferred                                                                             (4,590)          (9,327)
------------------------------------------------------------------------------------------------------------------------
                                                                                              7,653          256
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                             3,720          (2,914)
========================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE                                                                  $0.21       (0.16)
========================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE                                                                $0.21       (0.16)
========================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)                                       17,816          18,305
========================================================================================================================
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)                                     17,928          18,305
========================================================================================================================

Consolidated Statements of Shareholders' Equity                                                           U.S. GAAP


Years ended September 30 (thousands of U.S. dollars, except share data)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                 Accumulated
                                           Common Shares          Additional                        Other
                                              (Note 8)              Paid-In        Retained     Comprehensive
                                           Shares        Amount     Capital        Earnings          Loss             Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT
      SEPTEMBER 30, 2001               18,300,375     $ 170,921     $  3,510      $  101,778         $   (930)         $ 275,279

COMPREHENSIVE INCOME
      Net loss                                  -             -            -          (2,914)               -             (2,914)

STOCK OPTIONS EXERCISED
      DURING FISCAL 2002
      UNDER THE ESOP                        7,063           119            -               -                -                119

---------------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT
      SEPTEMBER 30, 2002               18,307,438       171,040        3,510          98,864             (930)           272,484

COMPREHENSIVE INCOME
      Net income                                -             -            -           3,720                -             3,720

SHARES REPURCHASED                       (816,400)       (7,638)           -          (7,944)               -            (15,582)

STOCK OPTIONS EXERCISED
      DURING FISCAL 2003
      UNDER THE ESOP                       53,915           905            -               -                -                905
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT
      SEPTEMBER 30, 2003               17,544,953     $ 164,307     $  3,510      $   94,640         $   (930)         $ 261,527
=================================================================================================================================

Consolidated Statements of Cash Flows                                                                      U.S. GAAP


                                                                                                 2003           2002
Years ended September 30 (thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income (loss)                                                                 $             3,720       $ (2,914)
Add (deduct) items not affecting cash:
          Amortization of intangibles                                                          19,662         29,829
          In-process research and development                                                   4,269              -
          Deferred income taxes                                                                (5,031)        (9,327)
          Depreciation                                                                          3,808          5,568
Changes in operating assets and liabilities:
          Accounts receivable                                                                   1,193          8,608
          Unbilled receivables                                                                    340            786
          Income taxes recoverable                                                              6,105        (4,007)
          Inventory                                                                              (217)           222
          Prepaid expenses and other assets                                                      (797)           (60)
          Other receivables                                                                       366          1,230
          Accounts payable                                                                      1,788         (1,712)
          Accrued liabilities                                                                  (1,198)        (1,080)
          Deferred revenue                                                                      5,956          2,451
---------------------------------------------------------------------------------------------------------------------
                                                                                               39,964         29,594
--------------------------------------------------------------------------------------------------------------------
INVESTING
          Short-term investments - net matured (purchased)                                     13,746        (23,171)
          Acquisition of subsidiaries - net of cash acquired (Note 2)                         (37,634)             -
          Additions to fixed assets                                                            (3,446)        (4,258)
          Proceeds on sale of land                                                                  -            880
--------------------------------------------------------------------------------------------------------------------
                                                                                              (27,334)       (26,549)
--------------------------------------------------------------------------------------------------------------------
FINANCING
          Increase in (repayment of) other long-term liabilities                                   77           (114)
          Shares repurchased                                                                  (15,582)             -
          Issuance of shares                                                                      905            119
--------------------------------------------------------------------------------------------------------------------
                                                                                              (14,600)             5
--------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                               (1,970)         3,050
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                   96,553         93,503
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                            $            94,583      $  96,553
====================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
          Interest paid                                                           $                41      $      46
          Income taxes paid                                                                     7,554         13,599
          Interest received                                                                     1,295          1,257

Notes to the Consolidated Financial Statements                         U.S. GAAP
September 30, 2003 and 2002
(amounts in thousands of U.S dollars,
except share data)



1.     DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION
       AND SIGNIFICANT ACCOUNTING POLICIES

       a) Description of the business

             Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

       b) Significant accounting policies

          i)   Generally accepted accounting principles

               These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

          ii)  Basis of consolidation

               The consolidated financial statements include the accounts of the Company and its subsidiary companies. Acquisitions accounted for by the purchase method have included results of operations of subsidiaries from the effective dates of their respective acquisition.

          iii) Cash and cash equivalents

               Cash and cash equivalents include investments having an original term to maturity of 90 days or less.

          iv)  Short-term investments

               Short-term investments are investments having an original term to maturity of greater than 90 days. Short-term investments are carried at cost, are classified as "held to maturity", and consist of commercial paper, corporate debt, and money market funds. The held to maturity investments are written down to market value if there is a permanent impairment in their value.

          v)   Unbilled receivables

               Unbilled receivables represent amounts receivable for software shipped to customers or consulting, training and other services rendered which will become billable in accordance with various contractual payment terms.

          vi)  Inventory

               Inventory is stated at the lower of cost or net realizable value as determined by the first-in first-out method.

          vii) Other assets

               This amount is comprised of payments made to third parties for the licensing of technology used directly or indirectly in the Company's products, rent and lease deposits. Third party licensing and technology amounts are amortized over periods ranging from one to five years on a straight-line basis, which approximates the useful life of the asset. Rent and lease deposits are fixed in nature and are recoverable.

Notes to the Consolidated Financial Statements                         U.S. GAAP


         viii) Fixed assets

               Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided as follows:

                    Buildings                              4% declining balance
                    Laboratory equipment                   5 years straight-line
                    Furniture and fixtures                 5 years straight-line
                    Leasehold improvements                 5 years straight-line

               The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation is removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews fixed assets to determine that the carrying values have not been impaired.

          ix)  Intangibles

               In July 2001, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", which are effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, there is no amortization of goodwill included in amortization expense for year ended September 30, 2003. See the below table for the impact on the prior comparative year.

               Following the recommendations of SFAS No. 142, a two-step process for testing the impairment of goodwill must be performed. The first step will test the goodwill for impairment and the second step, if required, will measure the impairment. During the second quarter of this year, the Company completed the first step and determined that there was no impairment of the recorded goodwill as of October 1, 2002. As a result, the second step was not required.

               SFAS No. 142 also requires that an annual impairment test date be selected where the two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test, and will repeat the two-step process as of this date.

               On August 1, 2003 the Company performed the annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

               Intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

                   Acquired technology                        2 to 8 years
                   Non-competition agreements                 3 to 4 years
                   Trademarks                                 5 to 10 years
                   Customer relationships                     3 years
                   Customer contracts                         1 to 5 years


               The following table presents the impact on the net income (loss) and on the basic and diluted earnings (loss) per share for the year ended September 30, 2003 and 2002, of the requirement to eliminate the amortization of goodwill under SFAS No. 142 as if the standard had been in effect beginning October 1, 2001:

                                                              2003         2002
        ------------------------------------------------------------------------

        Net income (loss) - reported                      $  3,720     $ (2,914)
        Amortization of goodwill                                 -       11,090
        -----------------------------------------------------------------------
        Net income  - adjusted                            $  3,720     $  8,176
        =======================================================================
        Basic earnings (loss) per share - reported        $   0.21     $  (0.16)
        -----------------------------------------------------------------------
        Diluted earnings (loss) per share - reported      $   0.21     $  (0.16)
        -----------------------------------------------------------------------

Notes to the Consolidated Financial Statements                         U.S. GAAP



   Basic earnings per share - adjusted                  $   0.21      $    0.45
   ----------------------------------------------------------------------------
   Diluted earnings per share - adjusted                $   0.21      $    0.44
   ----------------------------------------------------------------------------

Notes to the Consolidated Financial Statements                         U.S. GAAP


          x)   Revenue recognition

               The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

          xi)  Foreign currency translation

               The functional currency of the Company and all of its subsidiaries is the U.S. dollar. Accordingly, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at year end while other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates.Realized and unrealized foreign exchange transaction gains and losses are included in income in the year in which they occur.

          xii) Income taxes

               The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

               In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets or a portion thereof will be realized.

         xiii) Investment tax credits

               Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of income tax expense when there is reasonable assurance the credits will be received.

          xiv) Lease inducements

               xiv) Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expenses.

          xv)  Product development costs

               The Company expenses research costs when they are incurred. Software development costs are expensed as incurred unless they meet the criteria for deferral and amortization required by generally accepted accounting principles. Development costs incurred prior to the establishment of technological feasibility are expensed, as they do not meet the criteria. Capitalized costs are amortized on a straight-line basis over the remaining economic life of the related product, not exceeding two years. The Company reassesses the relevant criteria for deferral and amortization at each reporting date. There have been no costs capitalized and amortized for the periods presented.

Notes to the Consolidated Financial Statements                         U.S. GAAP


          xvi) Derivatives

               The Company's net earnings and cash flows may be negatively impacted by fluctuating foreign exchange rates. To effectively manage this risk, the Company may enter into foreign currency swaps. The Company applies the recommendations of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and the corresponding amendments under SFAS 138 and 149. Pursuant to these accounting standards, for a derivative designated as an accounting hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in net earnings (loss) when the hedged item affects net earnings (loss). Ineffective portions of changes in the fair value of the hedge are recognized in net earnings (loss). If the derivative used is not designated as an accounting hedge relationship or if it becomes ineffective, changes in fair value of the derivative are recognized in net earnings (loss). During the year ended September 30, 2003, the Company entered into minor short-term derivative contracts. As at September 30, 2003 and 2002 there were no outstanding derivative instruments.

         xvii) Stock options

               The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

               Had the Company applied a fair value based method described by Statement of Financial Accounting Standards No. 123 ("SFAS") No. 123 "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148 "Accounting for Stock-based Compensation - Transition and Disclosure", which recognizes the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have effected the amounts indicated below for the following years:

                                                                      2003            2002
          ---------------------------------------------------------------------------------
          Net income (loss) - reported                             $ 3,720         $ (2,914)
          Stock-based compensation expense                          (4,899)         (14,219)
          ---------------------------------------------------------------------------------
          Net loss - pro forma                                     $(1,129)        $(17,133)
          =================================================================================
          Basic earnings (loss) per share - reported               $  0.21         $  (0.16)
          ---------------------------------------------------------------------------------
          Diluted earnings (loss) per share - reported             $  0.21         $  (0.16)
          ---------------------------------------------------------------------------------
          Basic loss per share - pro forma                         $ (0.06)        $  (0.94)
          ---------------------------------------------------------------------------------
          Diluted loss per share - pro forma                       $ (0.06)        $  (0.94)
          ---------------------------------------------------------------------------------


          The fair value of the stock options on their date of grant was estimated by utilizing a Black-Scholes option pricing model with weighted average assumptions for fiscal 2003 and 2002, as follows:

                                                                            2003         2002
          -------------------------------------------------------------------------------------
          Expected dividend                                                  0.0%        0.0%
          Expected volatility                                               42.4%       39.7%
          Risk-free interest rate                                            4.0%        4.0%
          Expected option life in years                                      4           4
          Weighted average stock option fair value per option granted      $ 7.91     $ 10.76
          =====================================================================================

Notes to the Consolidated Financial Statements                        U.S. GAAP


      xviii)   Guarantees

               In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. There was no effect on the adoption of the recognition provisions of FIN 45 for the year ended September 30, 2003, on the Company's results of operations or financial position.

      xix)     Use of estimates

               The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as allowance for doubtful accounts, asset valuations, impairment assessments, income taxes, employee benefits, purchase price allocations, restructuring and other provisions, and contingencies.

Notes to the Consolidated Financial Statements                        U.S. GAAP



2.  ACQUISITIONS

     The following table summarizes the estimated fair value of assets acquired and liabilities assumed for acquisitions in the fiscal year 2003:

                                                        Dispro/Key                           Diamond
                                            LegalKEY    Automation   Kramer Lee    Valid      Head         Total

       Current assets                       $ 2,998      $ 3,490      $ 1,624     $ 1,140   $    -        $ 9,252

        Fixed assets                            178          206        1,191         370        -          1,945

        Liabilities                          (2,108)      (2,377)      (4,098)     (6,740)       -        (15,323)

        Deferred income taxes                (1,247)      (1,102)      (1,489)     (4,903)       -         (8,741)
        Intangibles
          Acquired technology                 2,224        2,245        1,369      13,669        -         19,507
          In-process research
           and development                      809          241            -       3,219        -          4,269
          Non-competition agreements            599          905        2,597       2,204        -          6,305
          Trademarks                            295            -            -           -        -            295
          Customer relationships                 -             -          568           -        -            568
          Customer contracts                     -             -          428         470        -            898
          Goodwill                              875        5,742        3,941       8,286     2,100        20,944
        ------------------------------------------------------------------------------------------------------------
                                          $   4,623      $ 9,350      $ 6,131    $ 17,715   $ 2,100     $  39,919
        ============================================================================================================
        Consideration given:
          Cash paid                       $   4,400      $ 9,074      $ 5,785     $ 15,778  $ 2,100     $ 37,137
          Transaction costs                     169          227          248          806        -        1,450
          Integration costs                      54           49           98          300        -          501
          Retention money                         -            -            -          831        -          831
        ------------------------------------------------------------------------------------------------------------
                                          $   4,623      $ 9,350      $ 6,131     $ 17,715  $ 2,100     $  39,919
        ============================================================================================================

        The acquisitions were accounted for as purchase transactions in accordance with SFAS 141 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the project.

        The amounts allocated to IPR&D projects were expensed in the period that the acquisition occurred if technological feasibility of the project had not been achieved and no alternative future uses had been established. In connection with the acquisitions described below, IPR&D expense of $4,269 for the year ended September 30, 2003 represents the write off of IPR&D.

        The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition. Goodwill recorded on acquisition will not be amortized but instead will be included in the annual impairment test of all recorded goodwill as described in Note 1 b
        (ix).

Notes to the Consolidated Financial Statements                        U.S. GAAP



        Legal Key Technologies, Inc.

        On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

        LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

        Under the terms of the acquisitions, the Company paid cash of $4,400 for LegalKEY. In addition, the Company may be required to make a contingent payment, in cash, of up to $1,600 subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar years 2003 and 2004. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 for this acquisition.


        Key Automation Nederland B.V. and its affiliate Dispro B.V

        On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

        Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

        Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. In addition, the Company may be required to make a contingent payment, in cash, of up to $1,070 (1,000 Euro), based on the agreed upon financial performance in calendar years 2003 and 2004. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $276 for this acquisition.


        Kramer Lee & Associates

        On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee").

        Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

        Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to $1,322 (800 GBP), based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $346 for the acquisition.


        Valid Information Systems Limited

        On July 1, 2003, the Company acquired 100% of the issued and outstanding shares of Valid Information Systems Limited ("Valid").

        Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom.

        Under the terms of the acquisition, the Company paid cash of $15,778 towards the purchase price of $16,609 (10,000 GBP). The remaining amount of $831 is payable 30 months from the date of acquisition and is shown under other long-term liabilities (see Note 7). In addition to the purchase price, the Company may be required to make contingent payments, in cash, of up to $13,702 (8,250 GBP) based on the agreed upon financial performance of Valid in the fiscal years of 2004 and 2005. Any future contingent payments in connection with this acquisition will be accounted for as goodwill. The Company incurred transaction and integration costs of $1,106 for the acquisition.

Notes to the Consolidated Financial Statements                        U.S. GAAP



        Diamond Head Software, Inc.

        During fiscal 2000, the Company acquired certain assets of Diamond Head Software, Inc. ("Diamond Head"). The asset purchase agreement included contingent consideration based on the revenue or income of certain products to be earned over a period of 3 years from the acquisition date. During the current fiscal year, the Company made a one-time payment of $2,100 in relation to this contingent consideration.


        Integration Costs

       The following table provides a summary of the integration costs relating to the 2003 acquisitions:

                                            Employee Costs     Other      Total
       ------------------------------------------------------------------------
       Integration costs on acquisition      $    335        $  166      $  501
       Amounts incurred in 2003                   (78)          (39)       (117)
       ------------------------------------------------------------------------
       Balance September 30, 2003            $    257        $  127      $  384
       ========================================================================


       During fiscal 2001, the Company acquired PeopleDoc Limited, a software development company located in Scotland, for total consideration of $13,683. The Company incurred direct transaction costs of $917 for this acquisition; $405 of this amount was in respect of integration costs. As of September 30, 2003, the balance of integration costs remaining was nil ($16 - 2002).

       Pro Forma Information

       Unaudited pro forma results, assuming the acquisitions had taken place at the beginning of fiscal 2003 or at the beginning of fiscal 2002, are estimated to be as follows for each of the respective years ended September 30, 2003 and 2002:

                                                        2003          2002
        ----------------------------------------------------------------------
        Sales                                     $    201,953    $  199,649
        ----------------------------------------------------------------------
        Net loss                                  $     (2,153)   $  (11,174)
        ----------------------------------------------------------------------
        Diluted loss per share                    $      (0.12)    $   (0.61)
        ======================================================================


        These pro forma results have been prepared for comparative purposes only and may not be indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 2003 or at the beginning of fiscal 2002.

Notes to the Consolidated Financial Statements                        U.S. GAAP



3.      CASH AND SHORT-TERM INVESTMENTS

        Cash and cash equivalents includes highly liquid investments having an original term to maturity of 90 days or less.

        As at September 30, 2003 the Company had $9,425 (2002 - $23,171) in short-term investments having an original term to maturity of greater than 90 days. Short-term investments were invested primarily in commercial paper, none of which had a maturity date greater than six months, and the market value of these investments approximated cost. There were no sales of short-term investments during the year.


4.      FIXED ASSETS

                                                                          2003                                        2002
                                     ---------------------------------------------------------------------------------------
                                                    Accumulated       Net Book                   Accumulated      Net Book
                                        Cost       Depreciation        Value          Cost       Depreciation       Value
                                     ---------------------------------------------------------------------------------------
      Land and buildings             $   4,742     $     1,076      $   3,666       $    3,803   $    1,014       $   2,789
      Laboratory equipment              37,092          29,576          7,516           33,582       26,616           6,966
      Furniture and fixtures             8,715           7,578          1,137            7,096        6,006           1,090
      Leasehold improvements             3,676           2,371          1,305            2,979        1,783           1,196
      ----------------------------------------------------------------------------------------------------------------------
                                     $  54,225      $   40,601      $  13,624        $  47,460    $  35,419       $  12,041
      ======================================================================================================================


5.     INTANGIBLES

                                                                          2003                                        2002
                                     ---------------------------------------------------------------------------------------
                                                    Accumulated       Net Book                   Accumulated      Net Book
                                        Cost       Depreciation        Value          Cost       Depreciation       Value
                                     ---------------------------------------------------------------------------------------

      Acquired technology            $  101,907    $    50,256     $   51,651      $    82,400   $   37,028      $   45,372
      Other intangibles                 50,666          27,931         22,735           42,600       21,497          21,103
      ----------------------------------------------------------------------------------------------------------------------
      Total subject to amortization    152,573          78,187         74,386          125,000       58,525          66,475
      Goodwill                         151,252          49,494        101,758          130,308       49,494          80,814
      ----------------------------------------------------------------------------------------------------------------------
                                     $ 303,825    $    127,681     $  176,144      $   255,308   $   108,019     $  147,289
      ======================================================================================================================


      The following table provides a summary of goodwill:

                                                                                                                   Total
      ----------------------------------------------------------------------------------------------------------------------
       Balance as at October 1, 2001 and 2002                                                                  $  130,308
       Additions during the year due to :
         Acquisitions (Note 2)                                                                                     18,844
         Contingent consideration (Note 2)                                                                          2,100
      ----------------------------------------------------------------------------------------------------------------------
       Balance as at September 30, 2003                                                                        $  151,252
      ======================================================================================================================

        The estimated amortization of the intangibles for the next five years and thereafter is as follows:


        2004                                                                                              $     22,892
        2005                                                                                                    18,123
        2006                                                                                                    15,496
        2007                                                                                                    11,496
        2008                                                                                                     4,928
        Thereafter                                                                                               1,451
       --------------------------------------------------------------------------------------------------------------------
                                                                                                          $     74,386
       ====================================================================================================================

Notes to the Consolidated Financial Statements                        U.S. GAAP



6.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                            2003         2002
      --------------------------------------------------------------------------


      Accounts payable - trade                          $ 11,062      $  6,821

      Accruals:
         Trade payables                                    8,671         9,286
         Payroll related                                   6,455         4,863
         Acquisition related                               1,705           208
         Other                                               470         1,068
      --------------------------------------------------------------------------

                                                        $ 28,363      $  22,246
      ==========================================================================


7.     OTHER LONG-TERM LIABILITIES

       Other long-term liabilities consists of the following:

                                                             2003         2002
      --------------------------------------------------------------------------

      Lease inducements                                    $  362         $  474

      Retention money on Valid acquisition (Note 2)           831             -

      Long-term debt, described below, is comprised of:
          Capital lease obligations                           384            74
          Overdraft facility                                  187             -
          Term loans                                          874             -
          Mortgage                                            785             -
      --------------------------------------------------------------------------
                                                            3,423           548
      Less: amounts due within one year                       965           175
      --------------------------------------------------------------------------
                                                          $ 2,458         $  373
      ==========================================================================


       Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0% per annum, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the current year.

       The overdraft facility bears interest at the bank prime lending rate plus 3.0% per annum, is payable on demand with no specific repayment terms, is unsecured and is an obligation of a subsidiary acquired during the current year.

       Term loans are comprised of various loans bearing interest at the banks prime lending rate plus 3.0% per annum, repayable in monthly installments of principal and interest totaling $29, expiring over the next one to seven years, are secured by a general security agreement and are obligations of subsidiaries acquired during the current year.

       The mortgage bears interest at the bank prime lending rate plus 2.5% per annum, repayable in monthly installments of principal and interest of $20, is due in 2006, is secured by the mortgaged property, and is an obligation of a subsidiary acquired during the current year.

       During the year ended September 30, 2003, interest expense on long-term debt was $48 (2002 - $21).

Notes to the Consolidated Financial Statements                        U.S. GAAP




       The following repayment schedule is for the long-term debt portion of other long-term liabilities:

       2004                                                            $    857
       2005                                                                 363
       2006                                                                 279
       2007                                                                  92
       2008                                                                  88
       Thereafter                                                           551
       -------------------------------------------------------------------------
                                                                       $  2,230
       =========================================================================


8.     SHARE CAPITAL

       Authorized

       Unlimited number of common shares, no par value.

       Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

       Share Issuances

       During the year, 53,915 common shares were issued pursuant to the Employee Stock Option Plan for proceeds of $905 (2002 - 7,063 for $119).

       Share Repurchase Program

       On October 24, 2002 the Company received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or NASDAQ Market Site. The bid commenced on October 29, 2002 and was to terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the Bid. The Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

       During the year ended September 30, 2003, the Company repurchased and cancelled 816,400 shares under the Bid at an average price of $19.09 per share for a total consideration of $15,582, which was applied to reduce share capital and retained earnings by $7,638 and $7,944, respectively.

       Employee Stock Option Plan

       The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23, 2001). This
       plan replaced the 1993 Employee Stock Option Plan, which had been in effect since July 1993. Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At September 30, 2003, 5,286,596 common shares were reserved for issuance under the ESOP.

       The following table is a summary of stock options granted, exercised and cancelled in the last two years:

                                                           Number           Range of Exercise     Weighted Average
                                                        of Options                Prices *         Exercise Price *
      -------------------------------------------------------------------------------------------------------------

       Outstanding as at October 1, 2001                2,223,633        $  15.71   -  $  47.65     $  31.74
           Granted                                        781,300           16.56   -     21.86        18.19
           Exercised                                       (7,063)          15.71   -     23.02        18.01
           Cancelled                                     (199,858)          15.71   -     47.65        32.39
      -------------------------------------------------------------------------------------------------------------
       Outstanding as at September 30, 2002             2,798,012           15.71   -     47.65        27.94
           Granted                                        465,950           16.05   -     23.40        19.96
           Exercised                                      (53,915)          15.71   -     20.36        16.81
           Cancelled                                     (274,731)          16.56   -     47.65        27.39
      -------------------------------------------------------------------------------------------------------------
       Outstanding as at September 30, 2003             2,935,316        $  15.71   -   $ 47.65     $   26.91
      -------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements                        U.S. GAAP



       The following stock options have been granted and remain outstanding at September 30, 2003:

                                     Options Outstanding                                  Options Exercisable

            Range of            Number      Weighted Average     Weighted Average      Number      Weighted Average
        Exercise Prices *     of Options     Exercise Price*      Remaining Life     of Options     Exercise Price*
                                                                     in Years
      --------------------------------------------------------------------------------------------------------------

        $ 15.71 - $ 19.33     1,047,115         $ 17.28                4.2              402,739       $  17.18
          20.12 -   24.59       858,771           22.60                3.1              575,954          22.67
          26.67 -   31.36       262,468           29.00                0.3              255,801          28.93
          32.83 -   36.10       184,496           33.36                2.0              163,329          33.43
          39.96 -   47.65       582,466           47.59                2.6              582,467          47.59
      --------------------------------------------------------------------------------------------------------------
                              2,935,316         $ 26.91                3.1            1,980,290       $  30.58
      ==============================================================================================================


      * - The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on September 30, 2003.

       One third of such options become exercisable on each of the three anniversaries after the respective date of grant. Options are exercisable for six years after their date of grant.


9.     INCOME TAXES

       The Company's income tax expense varies from tax computed using statutory rates due to the following:


                                                                                             2003         2002
      ----------------------------------------------------------------------------------------------------------
      Income (loss) before income taxes                                                  $ 11,373     $ (2,658)
      ----------------------------------------------------------------------------------------------------------
      Combined basic Federal and Provincial income taxes at 37.12% (39.52% - 2002)       $  4,222     $ (1,050)
            Increase (decrease) resulting from:
         Foreign rate differences                                                             559         (823)
         Non-deductible amortization of intangibles                                         3,019        5,104
           Effects on deferred tax amounts from increases in income tax rate                    -          787
         Non-deductible amounts                                                               935          840
           Investment tax credits                                                          (1,780)      (5,600)
         Other                                                                                698          998
      ----------------------------------------------------------------------------------------------------------
      Income tax expense                                                                 $  7,653     $    256
      ==========================================================================================================


       The income tax expense is made up of the following components:

                                                                                             2003         2002
      ----------------------------------------------------------------------------------------------------------
      Current income tax expense                                                        $ 12,243      $ 9,583
      Deferred income tax recovery (provision) relating to:
         Temporary differences                                                            (4,813)     (10,372)
         Loss carry-forwards                                                                 223          258
         Increase in income tax rate                                                           -          787
      ----------------------------------------------------------------------------------------------------------
      Income tax expense                                                                 $ 7,653    $     256
      ==========================================================================================================

Notes to the Consolidated Financial Statements                        U.S. GAAP



       The Company's deferred tax assets and (liabilities) at September 30, 2003 and 2002 consisted of the following:

                                                                                             2003         2002
      ----------------------------------------------------------------------------------------------------------
      Deferred tax assets
         Temporary differences:
            Tax value of fixed assets in excess of net book value                      $   1,737    $   2,324
            Expenses not currently deductible for tax purposes                             4,352        4,416
      ----------------------------------------------------------------------------------------------------------
                                                                                           6,089        6,740
         Loss carry-forwards                                                              13,681        4,901
         Share issue costs                                                                   203          424
      ----------------------------------------------------------------------------------------------------------
                                                                                          19,973       12,065
      ----------------------------------------------------------------------------------------------------------
      Deferred tax liabilities
         Temporary differences:
            Net book value of identifiable intangible assets in excess of tax bases      (24,939)     (22,445)
            Net book value of other assets in excess of tax values                          (324)         (45)
      ----------------------------------------------------------------------------------------------------------
                                                                                         (25,263)     (22,490)
      ----------------------------------------------------------------------------------------------------------
      Valuation allowance                                                                (12,486)      (3,483)
      ----------------------------------------------------------------------------------------------------------
      Net deferred liabilities                                                         $ (17,776)   $ (13,908)
      ==========================================================================================================


       A valuation allowance of $12,486 (2002 - $3,483) has been recorded for a portion of the deferred tax asset attributable to certain tax loss carry-forwards recorded as it is not certain that the income tax benefit will be realized.

       As of September 30, 2003, the Company has tax losses of approximately $40,290 available to reduce future years' income for tax purposes. These losses, shown by country of origin converted to U.S. dollars, expire as follows:

                                                                                       United
                     Australia   Canada     France      Italy    Japan      Singapore  Kingdom     U.S.A.      Total

       2004           $    -     $     -    $   314     $    -   $    252    $    -    $      -    $     -   $    566
       2005                -           -      2,017          -      1,168         -           -          -      3,185
       2006                -       2,715      2,826          -        978         -           -          -      6,519
       2007                -           -      2,516          -        958         -           -          -      3,474
       2009                -           -          -          -          -         -           -      1,193      1,193
       Indefinite        584           -      1,519        214          -       336      22,700          -     25,353
      ---------------------------------------------------------------------------------------------------------------
                      $  584     $ 2,715    $ 9,192     $  214   $  3,356    $  336    $ 22,700    $ 1,193   $ 40,290
      ===============================================================================================================


10.    RESTRUCTURING AND OTHER CHARGES

       During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

       As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

       o    Restructuring charges of $5,579 included:

            - employee separation costs of $4,083 associated with 206 separations.

            - charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto.

Notes to the Consolidated Financial Statements                        U.S. GAAP



            - facility closure costs of $189, relating to a reduction in office space and related overheads.


       o    Other charges of $1,745 included:

            - asset write-downs of $250, relating to the write down of furniture, fixtures and equipment.

            - other costs of $1,495 for contract settlements and the write off of an amount receivable.

       The following table provides a summary of the remaining restructuring costs:

                                                        Discontinuance
                                           Employee      of Non-core      Redundant
                                            Costs          Products       Premises        Total
      -----------------------------------------------------------------------------------------------

      Restructuring charge                 $ 4,083          $  1,307      $   189        $  5,579
        Amounts incurred/paid in 2002       (3,697)                -         (142)         (3,839)
        Asset write downs                        -            (1,157)           -          (1,157)
      -----------------------------------------------------------------------------------------------
      Balance, September 30, 2002              386               150           47             583
        Amounts incurred/paid in 2003         (386)             (150)         (47)           (583)
      -----------------------------------------------------------------------------------------------
      Balance, September 30, 2003          $     -          $       -     $     -        $      -
      ===============================================================================================


11.    EARNINGS PER COMMON SHARE

       Basic earnings per share have been calculated based on the weighted average number of common shares without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of shares plus dilutive common share equivalents outstanding which, in the Company's case, consist entirely of stock options.

       The following is a reconciliation of shares used in the calculation:

       (thousands of shares)                                                                  2003            2002
       ------------------------------------------------------------------------------------------------------------
       Weighted average number of basic shares outstanding                                  17,816          18,305
       Incremental shares to be issued if stock options "in the money" are exercised           112               -
       ------------------------------------------------------------------------------------------------------------
       Weighted average number of diluted shares outstanding                                17,928          18,305
       ============================================================================================================


       For the year ended September 30, 2003, 1,899,930 options (2002 - 1,930,090) to purchase shares were excluded in the diluted share calculation because they were anti-dilutive for earnings per share purposes.



12.    COMMITMENTS AND CONTINGENCIES

       Commitments

       The Company has entered into agreements related to operating leases for premises, automobiles and equipment and has made commitments for charitable donations requiring payments as follows:

       2004                                                       $     7,182
       2005                                                             5,412
       2006                                                             4,258
       2007                                                             3,350
       2008                                                             2,862
       Thereafter                                                       6,004
      -------------------------------------------------------------------------
                                                                   $   29,068
      =========================================================================

Notes to the Consolidated Financial Statements                        U.S. GAAP



       Product Warranties

       The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the year ended September 30, 2003.

       Contingent Payments

       During the year, the Company acquired various subsidiaries (Note 2) and under the terms of the agreements, may be required to make contingent payments up to a maximum of $17,694.

       Other Contingencies

       The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.


13.    FINANCIAL INSTRUMENTS

       Off-balance sheet risk


       The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at September 30, 2003, the Company had no foreign exchange contracts outstanding. For the years ended September 30, 2003 and 2002 the Company had net foreign exchange gains of $4,028 and $446, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

       Concentration of credit risk

       Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at September 30, 2003 were invested in high quality money market instruments purchased through major Canadian Chartered banks and financial institutions. Short-term investments at September 30, 2003 were invested primarily in commercial paper.

       The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

       Fair value of financial instruments


       The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, long-term debt, capital lease obligations, other liabilities, accounts payable and accruals approximate fair value due to their short-term nature.

Notes to the Consolidated Financial Statements                        U.S. GAAP


14.    SEGMENT INFORMATION

       The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

       Sales by product line
                                                                                           2003             2002
      ----------------------------------------------------------------------------------------------------------

      Hummingbird Connectivity                                                        $  70,617        $  73,374
      Hummingbird Enterprise                                                            121,966          107,026
      ----------------------------------------------------------------------------------------------------------
                                                                                      $ 192,583        $ 180,400
      ==========================================================================================================


     Sales and long-lived assets by country of origin

       September 30, 2003
                                        U.S.A.        Canada         Europe      Asia Pacific       Consolidated
      ----------------------------------------------------------------------------------------------------------

      Sales                           $ 101,741      $ 15,178      $ 69,267      $    6,397          $  192,583
      ==========================================================================================================

      Fixed and other assets          $   2,307      $ 10,486      $  3,880      $      424          $   17,097

      Intangibles                                                                                       176,144
      ----------------------------------------------------------------------------------------------------------
      Total long-lived assets                                                                        $  193,241
      ==========================================================================================================



       September 30, 2003
                                        U.S.A.        Canada         Europe      Asia Pacific       Consolidated
      ----------------------------------------------------------------------------------------------------------

      Sales                            $ 101,272      $ 15,008      $ 57,320     $   6,800           $ 180,400
      ==========================================================================================================

      Fixed and other assets           $   4,176      $  8,162      $  1,982     $     376           $  14,696
      Intangibles                                                                                      147,289
      ----------------------------------------------------------------------------------------------------------
                                                                                                                $
      Total long-lived assets                                                                                161,985
      ==========================================================================================================

      It is not practicable to allocate intangibles by country of origin.


      Geographical distribution of sales by customer location was approximately as follows:

                                                                                           2003            2002
       ----------------------------------------------------------------------------------------------------------

      U.S.A.                                                                          $ 100,529       $ 101,470
      Europe                                                                             69,237          55,253
      Canada                                                                             10,051           9,950
      Other                                                                              12,766          13,727
      ----------------------------------------------------------------------------------------------------------
                                                                                      $ 192,583       $ 180,400
      ==========================================================================================================

Notes to the Consolidated Financial Statements                        U.S. GAAP



15.    GUARANTEES

       The Company has no guarantees and indemnities and as such, has not recorded a liability for guarantees and indemnities in the accompanying consolidated balance sheet as at September 30, 2003.


16.    COMPARATIVE AMOUNTS

       Certain comparative figures have been reclassified in order to conform to the presentation adopted in the current year.


17.    NEW ACCOUNTING PRONOUNCEMENTS


       In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes SFAS 121, and the accounting and reporting provisions of APB 30, for the disposal of a segment of a business. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The Company has determined that there is no material impact on its results of operations, for the current year, from the adoption of this pronouncement.

       In January 2003, FASB issued FIN 46, "Consolidation of Variable
       Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company has not yet determined the effect that the adoption will have on its business, results of operation and financial condition.

Document No. 3

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")













Management's Discussion and Analysis of Financial
Condition  and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Year ended September 30, 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS ("MD&A")

Forward-looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview

This MD&A should be read in conjunction with the Company's September 30, 2003 annual audited consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated U.S. financial statements are included in the Annual Report to Shareholders.

The Company develops, manufactures and markets enterprise software solutions, with a strategic focus on the Hummingbird Enterprise product family. The Company currently generates more than half of its revenue from the sale of applications that integrate into the Hummingbird Enterprise product family, specifically, document and content management, records management, knowledge management, collaboration, data integration and business intelligence. The balance of the Company's sales are generated from the Hummingbird Connectivity product family that includes applications for accessing mission-critical back office applications and legacy data from Windows desktops.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")




Results of Operations - U.S. Gaap

Fiscal Years Ended September 30

                                                        2003                           2002                % change
(u.s. dollars in thousands, audited)                                                                      from fiscal
-------------------------------------------------------------------------------------------------------        2002
                                                  Actual    % of Sales            Actual    % of Sales     to  2003
                                                -----------------------         -----------------------  ------------
Sales                                             $ 192,583       100%           $ 180,400        100%        6.8%
Cost of sales                                        18,477       9.6%              16,085        8.9%       14.9%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                        174,106      90.4%             164,315       91.1%        6.0%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                82,004      42.6%              76,894       42.6%        6.6%
  Research and development                           37,810      19.6%              34,958       19.4%        8.2%
  General and administration                         20,582      10.7%              20,198       11.2%        1.9%
  Restructuring and other charges                         -         -                7,324        4.1%       (100%)
  Amortization of intangibles                        19,662      10.2%              29,829       16.5%      (34.1%)
  In-process research and development                 4,269       2.2%                   -          -         100%
---------------------------------------------------------------------------------------------------------------------
Total expenses                                      164,327      85.3%             169,203       93.8%       (2.9%)
---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                               9,779       5.1%              (4,888)      (2.7%)     300.1%
Interest and other income, net                        1,594       0.8%               2,230        1.2%      (28.5%)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    11,373       5.9%              (2,658)      (1.5%)     527.9%
Income tax expense                                    7,653       4.0%                 256        0.1%     2889.5%
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $ 3,720       1.9%            $ (2,914)      (1.6%)     227.7%
---------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                     $  0.21                       $  (0.16)                 231.3%
---------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                   $  0.21                       $  (0.16)                 231.3%
---------------------------------------------------------------------------------------------------------------------


Results of Operations

Sales for fiscal 2003 were $192.6 million, compared to $180.4 million for fiscal 2002. Income before income taxes for fiscal 2003 was $11.4 million compared to a loss before income taxes of $2.7 million for fiscal 2002, representing an increase of $14.0 million. Net income for fiscal 2003 was $3.7 million compared to a net loss of $2.9 million, representing an increase of $6.6 million over fiscal 2002. Basic and diluted earnings per share were $0.21 for fiscal 2003 compared to basic and diluted loss per share of $0.16 in fiscal 2002.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Sales for fiscal 2003 were $192.6 million compared to $180.4 million for fiscal 2002. Sales from the Company's two product families were:

                                               2003          2002    % change
($US millions, audited)                                               from 2002
-------------------------------------------------------------------------------

Hummingbird Connectivity                    $  70.6       $  73.4      (3.8%)
Hummingbird Enterprise                        122.0         107.0      14.0%
-------------------------------------------------------------------------------
                                            $ 192.6       $ 180.4       6.8%
-------------------------------------------------------------------------------


Hummingbird Connectivity sales for fiscal 2003 were $70.6 million compared to $73.4 million for fiscal 2002. The fiscal 2003 sales of the Company's Hummingbird Enterprise product family were $122.0 million compared to $107.0 million in fiscal 2002.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired during the year, LegalKEY, Dispro/Key Automation, Kramer Lee and Valid (see "Acquisitions" for details). Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect Hummingbird Enterprise to continue to increase as a percentage of total revenue.


Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the company; and production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $18.5 million in fiscal 2003 compared to $16.1 million in fiscal 2002. As a percentage of sales, the current fiscal year's cost of sales at 9.6% was higher than the 8.9% in fiscal 2002. The increase in cost of sales over the previous year is due to the inclusion of expenses for LegalKEY, Dispro/Key Automation, Kramer Lee and Valid, and an increased level of sales.


Gross Profit

Gross profit increased by 6.0% or $9.8 million to $174.1 million in fiscal 2003 compared to $164.3 million in fiscal 2002. The rise was predominantly due to higher sales. Gross profit was 90.4% of sales in fiscal 2003, lower than the 91.1% in fiscal 2002. The slight decrease in gross profit, as a percentage of sales, is due to the higher cost of sales in fiscal 2003.


Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $82.0 million from $76.9 million partially due to similar expenses for the acquired companies, LegalKEY, Dispro/Key Automation, Kramer Lee and Valid, as well as, higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses remained unchanged at 42.6% of sales with the comparison of fiscal 2002.


Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal year. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in fiscal 2003 were $37.8 million and up 8.2% from the $35.0 million in the last fiscal year. Research and development expenses were 19.6% of fiscal 2003's sales, slightly up from 19.4% of sales in the prior fiscal year. As with cost of sales and sales and marketing expenses, the increase is primarily due to the inclusion of the expenses of the current year acquisitions LegalKEY, Dispro/Key Automation, Kramer Lee and Valid.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were higher by 1.9% to $20.6 million, from $20.2 million in fiscal 2002. As a percentage of sales, they were 10.7% in fiscal 2003 down from 11.2% in prior fiscal year.


Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles decreased to $19.7 million in current fiscal year, a reduction of $10.2 million, from $29.8 million in fiscal 2002.

This reduction was principally due to the Company's adoption of the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for fiscal 2003 there was no amortization of goodwill included in amortization expense, compared to $11.1 million of goodwill amortization for fiscal 2002.

In the quarter ended March 31, 2003, in accordance with SFAS No. 142, the Company completed its initial test for the impairment of goodwill and determined that there was no impairment of the recorded goodwill as of October 1, 2002. This test will be conducted annually with August 1 chosen as the annual impairment test date. On August 1, 2003 the Company performed the annual impairment test and determined there was no impairment of the recorded goodwill.


In-process Research and Development Expense

As a result of the acquisition of LegalKEY, Dispro/Key Automation and Valid, in-process research and development expenses of $4.3 million were recorded in fiscal 2003. No in-process research and development expenses were recorded in the last fiscal year. The acquired in-process research and development was expensed on the dates of acquisition since technical feasibility had not been established and no future alternative use of these expenses existed.


Interest and Other Income, Net

Interest and other income is primarily the net amount of interest income and expense. Interest and other income has decreased to $1.6 million from $2.2 million compared to fiscal 2002. This decrease was due to lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days, and the decrease in available cash mainly due to the cash purchase of the current year's acquisitions. As a percentage of sales, interest and other income in fiscal 2003 has decreased to 0.8% from 1.2% in the last fiscal year.


Income Tax Expense

The Company had a tax expense for accounting purposes of $7.7 million in fiscal 2003 on income before income taxes of $11.4 million compared to a tax expense of $0.3 million on a loss before income taxes of $2.7 million in fiscal 2002. The income tax expense in the current year represents an effective tax rate of 67.3%. This high tax rate is primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.3%. In the prior year, although there was a loss before income taxes for accounting purposes, the non-deductibility of the amortization of intangibles arising from acquisitions resulted in taxable income. In addition, there was an increase in the tax expense resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. The impact of these items was partially offset by investment income tax credits recognized during the year. Excluding these impacts, the effective tax rate would have been 39.0%.


Net Income

Net income for fiscal 2003 was $3.7 million compared to a net loss of $2.9 million, representing an increase of $6.6 million over last fiscal year.


Basic and Diluted Earnings Per Share

Basic earnings per share for the year ended September 30, 2003 was $0.21 compared to basic loss per share of $0.16 in fiscal 2002. The earnings per share for the current year was based on a basic weighted average number of shares of 17,816,000 versus a basic weighted average number of shares of 18,305,000 in the prior year. The increase in earnings

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



per share was a direct result of the net income in the current fiscal year compared to net loss in the previous fiscal year. Also contributing to the increase was the lower basic weighted average number of shares which was a result of the company's share repurchase program under which 816,400 shares were repurchased and cancelled during the year.

Diluted earnings per share for the year ended September 30, 2003 was $0.21 based on a diluted weighted average number of shares of 17,928,000 versus diluted loss per share of $0.16 based on a diluted weighted average number of shares of 18,305,000 in the previous fiscal year.


Acquisitions

On July 1, 2003, the Company acquired all of the issued and outstanding shares of Valid Information Systems Limited ("Valid"). Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom. The Company paid $17.7 million in total consideration for Valid, including transaction costs, integration costs and retention money. In addition, the Company may be required to make a contingent payment based on the financial performance of Valid for the two years following the date of acquisition. Any future payments will be accounted for as goodwill. Intangible assets of $27.8 million, including goodwill of $8.3 million, were recorded based on the fair value of assets and liabilities acquired. Acquired in-process research and development assets of $3.2 million were expensed as of the acquisition date.

On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee"). Kramer Lee based in the United Kingdom, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. The Company paid $6.1 million in total consideration for Kramer Lee, including transaction costs and integration costs. In addition, the Company may be required to make a contingent payment based on the financial performance of Kramer Lee for the year following the date of acquisition. Any future payments will be accounted for as goodwill. Intangible assets of $8.9 million, including goodwill of $3.9 million, were recorded based on the fair value of assets and liabilities acquired.

On March 26, 2003, the Company acquired all of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation"). Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. The company paid $9.4 million in total consideration for Dispro/Key Automation, including transaction costs and integration costs. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Dispro/Key Automation in calendar years 2003 and 2004. Intangible assets of $9.1 million, including goodwill of $5.7 million, were recorded based on the fair value of assets and liabilities acquired. Acquired in-process research and development assets of $0.2 million were expensed as of the acquisition date.

On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY"). LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The company paid $4.6 million in total consideration for LegalKEY, including transaction costs and integration costs. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of LegalKEY during calendar years 2003 and 2004. Intangible assets of $4.8 million, including goodwill of $0.9 million, were recorded based on the fair value of assets and liabilities acquired. Acquired in-process research and development assets of $0.8 million were expensed as of the acquisition date.

These acquisitions were accounted for as purchase transactions in accordance with SFAS 141, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition. Goodwill recorded on acquisition will not be amortized but instead will be included in the annual impairment test of all recorded goodwill.

During fiscal 2000, the Company acquired certain assets of Diamond Head Software, Inc. and, under the asset purchase agreement, paid a one-time payment of $2,100 in contingent consideration. This payment was based on the revenue or income of certain products to be earned over a period of 3 years from the acquisition date.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



LIQUIDITY AND CAPITAL RESOURCES - U.S. GAAP

Fiscal Years Ended September 30

(U.S. dollars in thousands, audited)
----------------------------------------------------------------------------------------------------
                                                                                         % change
                                                              2003           2002       from 2002
                                                          ------------------------------------------
Working capital                                                $ 88,520     $ 124,780       (29.1%)
Cash and cash equivalents, and short-term investments           104,008       119,724       (13.1%)
Net cash provided by operating activities                        39,964        29,594        35.0%
----------------------------------------------------------------------------------------------------


The Company had cash and cash equivalents, and short-term investments of $104.0 million as at September 30, 2003 compared to $119.7 million as at September 30, 2002.

The Company had an operating cash inflow of $40.0 million during fiscal 2003 up from the operating cash inflow of $29.6 million during fiscal 2002.

During fiscal 2003, the Company invested $37.6 million, net of cash acquired, for the acquisition of LegalKEY, Dispro/Key Automation, Kramer Lee, and Valid.

Capital expenditures in fiscal 2003 were $3.4 million, compared to $4.3 million in fiscal 2002. These expenditures consist primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

The Company repurchased and subsequently cancelled $15.6 million worth of its own shares during the current fiscal year. There were no shares repurchased during fiscal 2002. In fiscal 2003, $0.9 million was received from employee exercised stock options, while during fiscal 2002 only $0.1 million in employee stock options were exercised.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for fiscal 2004. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.


Financial Position

Cash and cash equivalents plus short-term investments decreased as at September 30, 2003 by $15.7 million to $104.0 million compared to a balance of $119.7 million as at September 30, 2002. The decrease was primarily due to cash used for the acquisitions of LegalKEY, Dispro/Key Automation, Kramer Lee, and Valid, and the repurchase of the Company's shares, offset by the increase in cash generated from operations during the year.

Accounts receivable were $56.0 million at the end of the current fiscal year compared to $52.9 million as at September 30, 2002. This increase in accounts receivable was attributable in part to the acquisition of subsidiaries during fiscal 2003, as well as an increased level of sales.

Other receivables increased to $4.0 million as at September 30, 2003 from $2.4 million as at the end of the previous fiscal year. The increase was due to the addition of other receivables from the acquisition of subsidiaries during fiscal 2003 and higher recoverable consumption taxes in North America.

Accounts payable were $11.1 million at the end of September 30, 2003, $4.2 million higher than the end of September 30, 2002. The increase was mainly due to the inclusion of the acquisition of subsidiaries during fiscal 2003, in the Company's consolidated results as well as higher consumption taxes payable in Europe from increased customer billings.

Deferred revenue was higher as at September 30, 2003 totaling $54.7 million versus $41.8 million as at September 30, 2002, an increase of $12.9 million. The rise was mostly caused by increased billing activity for maintenance and support contracts throughout the Company. Revenue for these items is deferred and recognized over the maintenance and support contract period. To a lesser degree, the increase was also due to the addition of deferred revenue from the recent acquisition of subsidiaries during the current year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



OUTLOOK, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

 -   identifying underserved segments of the market;
 -   developing products that solve a prevalent business problem;
 - communicating the value proposition of its products to the appropriate audience;
 -   effectively combining direct and partner-influenced distribution; and
 -   ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.


Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.


Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.


Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.


Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced substantial growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems,

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.


Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.


Foreign Currency Risk

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.


Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 37% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.


Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.


Intellectual Property Rights

The Company operates in an international environment with approximately 43% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.


PERSONNEL SIGNIFICANCE

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

RECENT ACCOUNTING PRONOUNCEMENTS


The Company follows the new accounting standard issued by the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that the carrying value of

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


goodwill be evaluated annually for impairment, disallows the amortization of goodwill, and requires that a two-step process for testing the impairment of goodwill be performed. The Company has implemented this recommendation effective starting October 1, 2002, and the results are disclosed in the notes to September 30, 2003 consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others". This pronouncement provides assistance regarding the identification of guarantees and elaborates on the disclosure to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. There was no effect on the adoption of the recognition provisions of FIN 45 on the Company's results of operations or financial position for the year ended September 30, 2003. The Company has disclosed the required information in the notes to September 30, 2003 consolidated financial statements.

A.      Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by Hummingbird Ltd. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.      Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.      Notice of  Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended September 30, 2003.

D.      Audit Committee Financial Expert

The Registrant's board of directors has determined that Mark D. Spitzer, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in
Item 401(h)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. The Registrant's board of directors has also determined that Mr. Spitzer is independent, as that term is defined in the applicable listing standards of the Nasdaq Stock Market, Inc.

E.      Code of Ethics

The Registrant has adopted a code of ethics that applies to its chief executive officer, chief financial officer and controller and its principal accounting officer. The Registrant has posted the text of its code of ethics on its website. The text of the code of ethics can be viewed by visiting www.hummingbird.com and selecting the "Corporate Governance" icon within the section entitled "Company".

F.      Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

G.      Tabular Disclosure of Contractual Obligations

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended September 30, 2003.

(U.S. dollars in thousands)
--------------------------------------------------------------------------------------------------------
                                       Payments due by period
========================================================================================================
                                                             Less than     1 to 3     4 to 5
                                                    Total      1 year       years      years  Thereafter
--------------------------------------------------------------------------------------------------------
Long-term debt (excluding capital lease          $  1,846      $  640     $   571      $  84     $  551
obligations)
Capital lease obligations                             384         217         163          4          -
Retention money on current year acquisition           831           -         831          -          -
Lease inducements                                     362         108         254          -          -
--------------------------------------------------------------------------------------------------------
                                                    3,423         965       1,819         88        551
Operating leases                                   29,068       7,182       9,670      6,212      6,004
--------------------------------------------------------------------------------------------------------
Total contractual cash obligations               $ 32,491     $ 8,147    $ 11,489    $ 6,300    $ 6,555
========================================================================================================

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.      Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.      Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

                                    EXHIBITS

  The following exhibits are filed as part of this report:

  Exhibit
  Number     Title                                                  Page Number
  ------     -----                                                  -----------

     1.      Consent of Deloitte & Touche LLP.......................
    31.      Certification of CEO and CFO pursuant to Section 302
             of the Sarbanes-Oxley Act of 2002......................
    32.      Certification of CEO and CFO pursuant to Section 906
             of the Sarbanes-Oxley Act of 2002......................

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                            HUMMINGBIRD LTD.





February 17, 2004                           By: /s/ Inder P.S. Duggal
                                                -------------------------------
                                                Name:   Inder P.S. Duggal
                                                Title:  Chief Financial Officer
                                                        and Chief Controller

                                  EXHIBIT INDEX


                                                                      Sequential
  Number     Document                                                Page Number
  ------     --------                                                -----------


     1.      Consent of Deloitte & Touche LLP.......................
    31.      Certification of CEO and CFO pursuant to Section 302
             of the Sarbanes-Oxley Act of 2002......................
    32.      Certification of CEO and CFO pursuant to Section 906
             of the Sarbanes-Oxley Act of 2002......................

                                                                       Exhibit I

Consent of Independent Accountants


We consent to the use of our report dated October 23, 2003, appearing in this Annual Report on Form 40-F of Hummingbird Ltd. for the year ended September 30, 2003.


/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
February 17, 2004

                                                                      Exhibit 31

                                  Certification
            Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Fred Sorkin, certify that:

1.       I have reviewed this annual report on Form 40-F of Hummingbird Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

         a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

         b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


         Date: February 17, 2004                /s/ Fred Sorkin
                                                --------------------------------
                                                By:      Fred Sorkin
                                                Title:   Chief Executive Officer

I, Inder P.S. Duggal, certify that:

1.       I have reviewed this annual report on Form 40-F of Hummingbird Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

         a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

         b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


         Date:  February 17, 2004              /s/ Inder P.S. Duggal
                                               ---------------------------------
                                               By:      Inder P.S. Duggal
                                               Title:   Chief Financial Officer
                                                        and Chief Controller

                                                                     Exhibit 32

                          Certification of CEO and CFO
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Hummingbird Ltd. (the "Company") on Form 40-F for the year ended September 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Fred Sorkin, as Chief Executive Officer of the Company, and Inder P.S. Duggal, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/  Fred Sorkin
----------------------------------
By:     Fred Sorkin
Title:  Chief Executive Officer
February 17, 2004


/s/ Inder P.S. Duggal
----------------------------------
By:     Inder P.S. Duggal
Title:  Chief Financial Officer and Chief Controller
February 17, 2004

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.